THE ADVISORY BOARD COMPANY

Annual Report to Shareholders 2008



ISORY BOARD MEMBERS

Mayo Foundation
Memorial Sloan-Kettering Cancer Center
Methodist Specialty and Transplant Hospital
Nemours
New York Eye and Ear Infirmary
Ochsner Clinic Foundation
Presbyterian Specialty Hospital
Roswell Park Cancer Institute
University Specialty Hospital
University of Texas M.D. Anderson Cancer Center

Community Hospitals

ALS

Bronx-Lebanon Hospital Center
Cape Cod Hospital
Cape Fear Valley Medical Center
Charleston Area Medical Center
Danbury Hospital
DCH Regional Medical Center
Eastern Maine Medical Center
Gratiot Community Hospital
Heartland Regional Medical Center
Hoag Memorial Hospital
Ingham Regional Medical Center
Lutheran Hospital
Maimonides Medical Center
Maine Medical Center
Medical Center of Central Georgia

itute

Mississippi Baptist Medical Center
Mount Clemens General Hospital
Northside Hospital
Norwalk Hospital
Reading Hospital and Medical Center
Renown Health
Resurrection Medical Center
Rural Wisconsin Health Cooperative
Saint Francis Hospital
St. Joseph Regional Medical Center
St. Luke's Hospital
St. Luke's Regional Medical Center
St. Mary's Regional Medical Center
Tucson Medical Center
Valley Baptist Medical Center

Health Care Corporations

Aetna
Amgen, Inc.
Aptium Oncology
Baxter International
Biosite Diagnostics, Inc.
Boston Scientific Corporation
Bristol Meyers Squibb
California HealthCare Foundation
Eli Lilly and Company
Espirito Santo Saude
FreemanWhite
GE Healthcare Integrated IT Solutions
Hammes Company
Harvard Pilgrim Health Care
The Hewlett-Packard Company
Highmark Blue Cross Blue Shield
Hill-Rom
Johnson & Johnson
Kaiser Permanente
McKesson
MedAmerica
MedCath, Inc.
Medtronic, Inc.
Merck & Company
Microsoft Health Solutions Group
Novartis Pharmaceuticals Corporation
Philips Medical Systems, N.A
Ortho-Biotech
Quest Diagnostics, Inc.
Roche Laboratories
Sanofi-Aventis Pharmaceuticals
Schering-Plough
Siemens Medical Solutions, USA
St. Jude Medical Inc.
Triple-S Management
Varian Medical Systems

Universities

Baylor University
Boston University
Carnegie Mellon University
Columbia University
Dartmouth College
Duke University
Indiana University
Kent State University
Middle Tennessee State University
New York University
The Ohio State University
Oregon State University
Pennsylvania State University
Purdue University
Syracuse University
University of Utah



Representative Ad

Academic Medical Centers

Beth Israel Medical Center
Brigham and Women's Hospital
Duke University Medical Center
Glendale Adventist Medical Center
Hospital of the University of Pennsylvania
Indiana University Medical Center
Johns Hopkins Health System
Loyola University Health System
Massachusetts General Hospital
Montefiore Medical Center
MUSC Medical Center
New York University Medical Center
North Carolina Baptist Hospitals
Northwestern Memorial Hospital
The Ohio State University Medical Center
Stanford Hospitals and Clinics
UCLA Medical Center
UCSD Healthcare
University of Alabama Hospital
University of Chicago Hospitals
University of Maryland Medical Center
University of Michigan Medical Center
University of Wisconsin Hospital
Yale-New Haven Hospital

Teaching Hospitals

Albert Einstein Medical Center
Bayview Medical Center
Detroit Medical Center
Detroit Receiving Hospital
Grace Hospital
Grady Memorial Hospital
Harborview Medical Center
Harper University Hospital
Harris County Hospital District
Hurley Medical Center
Lenox Hill Hospital
Long Beach Memorial Medical Center
Overlook Hospital
Parkland Memorial Hospital
Queen's Medical Center
St. Luke's Episcopal Hospital
St. Luke's-Roosevelt Hospital Center
Saint Mary's Hospital
St. Vincent Healthcare
Scott and White Memorial Hospital
Sinai Hospital of Baltimore
University of East Carolina Hospital
William Beaumont Hospital

Major Health Systems

Adventist Health
Ascension Health
Atlantic Health System
Aurora Health Care
Baptist Health System
Baylor Health System
BJC Health System
Bon Secours Health System
Carilion Health System
Catholic Healthcare Partners
Catholic Healthcare West
Catholic Health Initiatives
Cedars-Sinai Health System
Clarian Health Partners
Cleveland Clinic Health System
Continuum Health Partners
Fairview Hospital and Health System
HCA
HealthEast Care System
Henry Ford Health System
Iasis Healthcare
Inova Health System
Legacy Health System
New York Health & Hospitals Corporation
North Shore-Long Island Jewish Health System
OSF Healthcare System
Partners HealthCare
Providence Health and Services
Scripps Health
Sharp HealthCare
SSM Healthcare
Sutter Health
Tenet Health System
Texas Health Resources
Trinity Health
Vanguard Health
Veterans Integrated Health Networks
Wheaton Franciscan Services

Clinics and Specialty Hos

Baptist Memorial Hospital for Women
Children's Healthcare of Atlanta
Children's Hospital—Boston
Children's Hospital of Los Angeles
Children's Medical Center of Dallas
Children's National Medical Center
Cleveland Clinic Foundation
Dana-Farber Cancer Institute
H. Lee Moffitt Cancer Center
Hospital for Joint Diseases Orthopaedic
Hospital for Special Surgery
Kaiser Foundation Hospitals
Karmanos Cancer Institute

Annual Revenues
for Fiscal Years Ending March 31
(In Millions)


$121.8
$141.6
$165.0
$189.8
$218.9
'04
'05
'06
'07
'08

Adjusted Net Income[1]
for Fiscal Years Ending March 31
(In Millions)


$22.0
$27.1
$32.5
$35.6
$40.8
'04
'05
'06
'07
'08

Adjusted Earnings per Diluted Share[1]
for Fiscal Years Ending March 31


$1.16
$1.40
$1.64
$1.83
$2.19
'04
'05
'06
'07
'08

Adjusted Cash Flow from Operations[2]
for Fiscal Years Ending March 31
(In Millions)


$39.7
$44.2
$51.2
$57.2
$66.3
'04
'05
'06
'07
'08

[1] Adjusted results are not presented in accordance with accounting principles generally accepted in the United States (GAAP). See page 13 for a reconciliation of GAAP to adjusted results.

[2] FY07 and FY08 Adjusted cash flow from operations is not a GAAP measure and includes $7 million and $6 million, respectively, in tax benefits associated with the exercise of employee stock options recorded under GAAP as cash flow from financing activities due to our adoption of FAS 123(R).

The Advisory Board in Brief

The Advisory Board Company provides best practice research and analysis to the health care and education sectors, focusing on business strategy, operations, and general management issues. Our research services are offered through discrete membership programs to more than 2,700 hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies, colleges, and universities.

Our business model is predicated on the view that there are economies of intellect in the sectors we serve, compelling intellectual advantages to large numbers of health systems, corporations, and clinicians (as well as colleges, universities, and educators) collaborating to identify ideas with potential to shape the industry. By providing a standardized set of services, we are able to spread our largely fixed program cost structure across our membership base of participating organizations. This economic model allows us to provide our members with access to industry best practices at a fraction of the cost of a customized analysis performed by a major consulting firm.

For a fixed fee, members of each of our programs typically have access to an integrated set of services designed to provide valuable, timely information derived from lessons learned from the industry's most progressive participants. These services can include:

- Best practice research studies
- Executive education seminars
- Customized research briefs
- Web-based access to content databases, decision-support and business intelligence tools

We strive to provide our members with an unparalleled level of service. Our hope is that our members conclude that they do not work with any other organization so dedicated to intelligent service and that therefore there is little question as to their long-term commitment to working with us.



To Our Shareholders



It is my privilege to report that in Fiscal Year 2008 The Advisory Board Company continued its track record of success with another year of strong operational results and consistent growth. We continued to drive exceptional value to our member institutions through strategic insights, analytical tools, leadership development, and advisory services, while at the same time building an extraordinary organization for star talent. Our outstanding member renewal performance of 90 percent for the year affirms that we are on point in addressing our members' most critical business needs.

Our financial metrics also illustrate the year's achievements. Fiscal Year 2008 revenues reached $218.9 million, up 15.3% from the prior year's $189.8 million. Adjusted net income for the fiscal year was $40.8 million,[1] compared to $35.6 million[1] in the prior year, with adjusted earnings per diluted share of $2.19[1] compared to $1.83[1] in the prior year. Further, with continued strong cash generation, we were able to both build our healthy balance sheet (now with a cash and marketable securities balance of $150.1 million) and also demonstrate our ongoing commitment to return cash to stockholders by continuing our share repurchase activities, which now total $242.5 million worth of shares repurchased across the last four years. Across the board, our financial performance stands as a testament to our growth orientation, compelling value proposition, scalable business model, and sound financial management.

OUR OUTSTANDING MEMBER RENEWAL PERFORMANCE OF 90% FOR THE YEAR AFFIRMS THAT WE ARE ON POINT IN ADDRESSING OUR MEMBERS' MOST CRITICAL BUSINESS NEEDS.

The year was also notable in terms of our new product development accomplishments. In addition to collaborating with our health care members to launch three successful new programs in the high-priority areas of infection control, supply quality, and emergency department operations, we entered a second vertical, the education sector, with new programs serving provosts and student affairs officers. These brought our total number of programs to 37, through which we now serve a membership of more than 2,700 of the most progressive organizations in health care and higher education. We also extended our footprint internationally adding new members in the United Kingdom, Norway, India, Australia, New Zealand, and the Middle East. Our continued expansion of reach and impact across the industries we serve gives us confidence in our ability to build on our strong foundation for years to come.

[1] Adjusted results are not presented in accordance with accounting principles generally accepted in the United States (GAAP). GAAP Net Income and earnings per diluted share were $32.1 million and $1.72, and $27.4 million and $1.41 in fiscal 2008 and fiscal 2007, respectively. See page 13 for a reconciliation of GAAP to adjusted results.

20+
Years of Intellectual Assets

75+
Online Decision Support Tools

150
Service Line Forecasts

5,000
New Technology Forecasts

34,000
Strategic and Operational Tactics

Intense Focus on Driving Member Impact

One reason for this year's success in a more difficult macroeconomic environment is our intense focus on driving tangible impact for our members. Always a keystone of our mission, this passion compels us to ensure that our research organization is nimble, that we uncover relevant insights, and that we relay ideas such that they result in meaningful performance improvements.

Our deep relationships across an unparalleled member network are key factors in enabling us to succeed in these goals. Senior executives at our member organizations provide us with the critical input that guides our research agendas, as well as tremendous access to their institutions, allowing us to surface best practices and also to determine the best ways to hardwire them into daily workflows. Our membership of leading institutions affords us the ability to access the best minds and the most penetrating insights in the industry. As we close Fiscal 2008, we count among our membership base of more than 2,700 institutions the top 18 hospitals as ranked by *U.S. News and World Report*, 95 of the country's 100 largest health care delivery systems, and now a growing cadre of the country's most progressive institutions of higher learning.

The engagement in our work of such a large and knowledgeable group of industry leaders dramatically enhances our ability to generate cutting-edge research, education, analytics, and tools. Across the year, we incorporated the input from this network to address a wide range of their most important and complex issues including:

- Enhancing the quality of care through best-in-class physician engagement strategies, infection control efforts, and deployment of clinical IT
- Assessing the impact of emerging clinical technologies on hospital economics and operations
- Understanding the effect of increasing transparency in health care on consumer behavior and decision making
- Cultivating a diverse faculty through recruitment and retention goal setting and accountability

Across the industries we serve, the cumulative member impact of our work this year from these and other initiatives is approaching a billion dollars. Further, this year's work continues to build our extensive library of proprietary research and tools, which now contains more than 34,000 strategic and operational tactics, 150 service line forecasts, and 5,000 new technology profiles. Because of this unique collection of content assets, built over more than 20 years, we are able to enhance members' performance on a wide range of both strategic and operational processes, providing clear, measurable value from Advisory Board participation, building member satisfaction and creating member relationships that expand over time.

Hardwiring Best Practices into Member Workflows

Across the year we have continued our focus on broadening our product delivery channels in order to embed best practices into critical strategic and operational decision making at our member institutions. In addition to providing reports, studies, member meetings, and executive education sessions, we increasingly deliver insights to our members through Web publishing and the use of sophisticated data analytics and robust online tools. These allow us to benchmark member performance on critical metrics, customize research findings, and play an integral role in members' daily workflows.

Because these online delivery channels significantly deepen our member relationships, we have invested significantly in them over the last several years. This emphasis on innovation has resulted in a shift in the ways we work with our members. Today, far more of the Advisory Board's services and products are accessed through online channels than through any other traditional means of delivery.

This year, more than 75,000 individuals at our member institutions received our online briefings or accessed our password-protected websites. More than 14,000 are using our more than 75 online decision support tools and databases. Whether benchmarking surveys, market forecasters, reimbursement calculators, or business intelligence tools to provide advanced analytics, these tools greatly enhance the value our members receive from their Advisory Board programs. Further, the data we receive through this work with our members builds an important new asset that we can leverage in pursuit of further innovation and the development of future services for our members. Our successes in harnessing technology to hardwire best practices into member workflows are encouraging, and we intend to continue to emphasize this work in the coming years.

Continued Focus on Growth

In Fiscal 2008 we extended our successful run of executing on our growth strategy, delivering five new programs to the market, increasing our membership base to more than 2,700 institutions and achieving our revenue growth objectives. Further, our prospects for the future continue to be strong: with our large membership base and a portfolio of 37 programs, our current cross-sell market represents a $2 billion opportunity, which will expand to $4.1 billion over the next five years as we launch additional programs and grow our membership.

More broadly, we are advantaged by the markets in which we operate. The U.S. health care industry in 2008 is a $2.4 trillion market, and is projected to grow at a rate of approximately 7 percent though 2017. The industry's common, complex problems make it an ideal target for our best practice research model, and our extensive expertise on a wide range of issues allows us to leverage insight effectively across a large membership base.

Further, our two new launches in the education vertical open an attractive new market to us. In the United States alone, post-secondary education is a $320 billion industry, with more than 6,000 institutions and 18 million students. These organizations share many characteristics with our core health care market, thereby allowing us to effectively apply our experience and existing knowledge base in this new segment. Our initial programs in the education franchise, the Student Affairs Program and the University Provost Program, have gotten great traction in the marketplace, and we are already demonstrating an ability to serve this sector at a very high standard. As we look ahead, we see a number of additional program opportunities within this vertical, especially on the academic side of these organizations, and our team is quite excited about our work in this terrain.

Our health care launches this year in infection control, supply quality, and emergency department operations have also been quite successful, having been developed in close collaboration with our members to ensure that our new programs align with the industry's most important issues. All five of our launches this year benefit from a strong set of charter members, representing some of the nation's leading universities and health care institutions. Across the next year we will continue to target three to four program launches, drawn from our new product pipeline of more than 25 programs in development. As in previous years, these new programs will leverage our strong reputation and our close relationships with the executives who drive our research agendas and derive substantial value from our ability to help them confront complex business problems. With programs serving member executives in strategic and operational best practices, management development, consulting and business intelligence, as well as promising new growth markets—internationally, in other health care segments and in the education sector—we have a strong platform to execute on our five-year growth plan.

OUR CURRENT CROSS-SELL MARKET REPRESENTS A $2 BILLION OPPORTUNITY, WHICH WILL EXPAND TO $4.1 BILLION OVER THE NEXT FIVE YEARS AS WE LAUNCH ADDITIONAL PROGRAMS AND GROW OUR MEMBERSHIP.

Investing in Our Talent

None of our achievements of the year would have been possible without the tremendous commitment of our very talented employees. Our employee base of more than 900 hails from the best undergraduate and graduate programs, consulting firms, and health care institutions in the world. Given the importance of talent to our business, attracting, developing, and retaining superior staff at all levels of the organization is consistently a top priority.

This year, our most notable achievement in this area was the establishment of the Advisory Board University, a broad management and leadership development curriculum that provides learning opportunities for all members of our staff, from the newest hires just completing their undergraduate studies to our most seasoned managers. Having researched workforce development issues extensively over the years for our members, we are very excited about applying our knowledge of best practices in this terrain to develop our own staff. Our investment in this area has already paid off, as we have created a culture of learning where each staff member is encouraged to pursue a uniquely tailored professional development path.

Because of our exceptional culture, our mission, and our investment in engaging and developing our employees, we enjoy strong success in both recruitment and retention. With approximately 20,000 resumes received annually, and an offer acceptance rate of approximately 80 percent, we remain an employer of choice for star talent in both the local and national job market. Further, with senior management retention rates of 95 percent, our strong foundation of leadership is committed, extraordinarily innovative, and passionate about continuing to both grow the business and enhance our impact to the greater good.

Closing Thoughts

It is my great privilege to work each day with a team of extremely talented individuals who are dedicated to advancing the Advisory Board's mission. Our employees take much pride in our accomplishments of the past year, our prospects for continued growth, and our ability to truly effect positive change in the health care and education industries. On their behalf and mine, thank you for your continued interest and support.



Frank Williams
Chairman and Chief Executive Officer

Core Operating Committee



Pictured

Seated:

Richard A. Schwartz
Executive Vice President

Mary D. Van Hoose
Executive Director, Career Management

Michael T. Kirshbaum
Chief Financial Officer and Treasurer

Scott M. Fassbach
Chief Research Officer

Frank J. Williams
Chairman and Chief Executive Officer

David L. Felsenthal
Chief Operating Officer

Robert W. Musslewhite
Director and Executive Vice President

Scott A. Schirmeier
Chief Marketing Officer

Standing:

Martin D. Coulter
Executive Director, Business Intelligence

Matthew S. Klinger
Executive Director, Account Management

Cormac F. Miller
Executive Director, New Product Development

James L. Field
Executive Director, Syndicated Research

Nicole D. Latimer
*Executive Director, H*Works*

Charles W. Roades
Executive Director, Syndicated Research

Christopher B. Denby
Executive Director, Syndicated Research

Absent:

Thomas E. Peterson
Executive Director, Business Intelligence

Franziska R. Shaw
General Manager, Academies Division

Fiscal Year 2008
Financial Review

Selected Financial Data

The Advisory Board Company and Subsidiaries

The following table sets forth selected financial and operating data. The selected financial data presented below as of March 31, 2004, 2005, 2006, 2007 and 2008 and for the five fiscal years in the period ended March 31, 2008, have been derived from our financial statements which have been audited by Ernst & Young LLP, an independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our financial statements, the notes to our financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Annual Report.

	Year Ended March 31,				
(In thousands except per share amounts)	2004	2005	2006	2007	**2008**
Statements of Income Data:					
Revenue	$121,847	$141,649	$165,049	$189,843	**$218,971**
Costs and expenses:					
Cost of services[(1)(2)]	50,727	58,904	70,959	90,129	**102,291**
Member relations and marketing[(1)(2)]	24,855	28,563	33,667	40,204	**45,890**
General and administrative[(1)(2)]	16,302	16,452	16,135	22,815	**25,269**
Depreciation and amortization	1,415	1,820	1,550	2,070	**3,589**
Total costs and expenses	93,299	105,739	122,311	155,218	**177,039**
Income from operations	28,548	35,910	42,738	34,625	**41,932**
Interest income	2,911	3,971	5,770	6,819	**6,142**
Income before income taxes	31,459	39,881	48,508	41,444	**48,074**
Provision for income taxes[(3)]	(12,739)	(16,534)	(22,866)	(14,049)	**(16,012)**
Net income	$ 18,720	$ 23,347	$ 25,642	$ 27,395	**$ 32,062**
Earnings per share:					
Net income per share—basic	$ 1.19	$ 1.32	$ 1.35	$ 1.46	**$ 1.78**
Net income per share—diluted	$ 1.00	$ 1.22	$ 1.29	$ 1.41	**$ 1.72**
Weighted average number of shares outstanding:					
Basic	15,745	17,738	18,979	18,714	**17,999**
Diluted	18,680	19,161	19,902	19,448	**18,635**

	Year Ended March 31,		
(In thousands except per share amounts)	2006	2007	**2008**
Stock-based compensation expense included in Statement of Income[(1)]:			
Costs and expenses:			
Cost of services[(2)]	$ 2	$ 4,167	**$ 4,558**
Member relations and marketing[(2)]	1	2,753	**2,599**
General and administrative[(2)]	2	5,080	**5,406**
Depreciation	—	—	**—**
Total costs and expenses	5	12,000	**12,563**
Income from operations	(5)	(12,000)	**(12,563)**
Net income	$ (3)	$ (7,932)	**$ (8,380)**
Impact on earnings per share:			
Net income per share—diluted	$(0.00)	$ (0.41)	**$ (0.45)**

(In thousands)	March 31, 2004	2005	2006	2007	2008
Balance Sheet Data:					
Cash and cash equivalents	$ 41,389	$ 27,867	$ 21,678	$ 13,195	**$ 17,907**
Marketable securities	98,420	125,047	146,822	146,168	**132,158**
Working capital (deficit)	(10,044)	(24,421)	(33,703)	(35,018)	**(47,371)**
Total assets	203,999	244,080	270,859	286,174	**305,114**
Deferred revenue	72,410	81,203	99,269	116,994	**144,147**
Total stockholders' equity	115,623	145,314	147,165	138,464	**122,529**

(unaudited)	March 31, 2004	2005	2006	2007	2008
Other Operating Data:					
Membership programs offered	21	25	29	32	**37**
Total members	2,347	2,572	2,595	2,662	**2,761**
Member institution renewal rate(4)	87%	92%	90%	89%	**90%**
Contract value (in thousands)(5)	$124,929	$146,137	$170,510	$200,094	**$230,806**
Contract value per member(6)	$ 53,229	$ 56,819	$ 65,707	$ 75,167	**$ 83,595**

	Fiscal Year Ended March 31, 2004	2005	2006	2007	2008
Reconciliation of GAAP to adjusted results(7):					
Income from operations as reported	$ 28,548	$ 35,910	$ 42,738	$ 34,625	**$ 41,932**
Equity-related expenses(1)(2)	1,673	1,253	277	12,356	**13,064**
Adjusted income from operations	30,221	37,163	43,015	46,981	**54,996**
Interest income	2,911	3,971	5,770	6,819	**6,142**
Adjusted income before income taxes	33,132	41,134	48,785	53,800	**61,138**
Adjusted provision for income taxes(8)	(11,099)	(14,027)	(16,294)	(18,238)	**(20,362)**
Adjusted net income	$ 22,033	$ 27,107	$ 32,491	$ 35,562	**$ 40,776**
Adjusted earnings per share:					
Diluted	$ 1.16	$ 1.40	$ 1.64	$ 1.83	**$ 2.19**
Adjusted diluted weighted average common shares outstanding(9)	19,029	19,301	19,902	19,448	**18,635**

(1) *The Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123(R),* Share-Based Payment *("FAS 123(R)"), on April 1, 2006. We recognized stock-based compensation expense in the statements of income line items for stock options and restricted stock units issued under our stock incentive plans and for shares issued under our employee stock purchase plans according to APB25 for the year ended March 31, 2006 and according to FAS 123(R) for the year ended March 31, 2007 and 2008. See table above for stock-based compensation expense included in statements of income line items.*

(2) *We recognized approximately $1.7 million, $1.3 million, $0.3 million, $0.4 million and $0.5 million in compensation expense reflecting additional Federal Insurance Corporation Act taxes as a result of the taxable income that our employees recognized upon the exercise of common stock options in the fiscal year ended March 31, 2004, 2005, 2006, 2007 and 2008, respectively, that are not included in the stock-based compensation amounts separately disclosed above. We have recorded such expenses in the same expense line items as other compensation paid to the relevant categories of employees as follows: Cost of services, $0.5 million, $0.6 million, $0.1 million, $0.1 million and $0.2 million; Member relations and marketing, $0.3 million, $0.2 million, $0.1 million, $0.1 million and $0.1 million; and General and administrative, $0.9 million, $0.5 million, $0.1 million, $0.2 million and $0.2 million in the fiscal year ended March 31, 2004, 2005, 2006, 2007 and 2008, respectively.*

(3) *The provision for income taxes in the fiscal year ended March 31, 2006 includes the effect of a non-recurring, non-cash income tax charge to earnings of $6.7 million to recognize the decrease in tax rates used to value our deferred tax assets associated with our certification as a QHTC in Washington, D.C.*

(4) *The percentage of member institutions at the beginning of a fiscal year that hold one or more memberships in any of our programs at the beginning of the next fiscal year, adjusted to reflect mergers, acquisitions or different affiliations of members that result in changes of control over individual institutions.*

(5) *The aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.*

(6) *Total contract value divided by the number of members.*

(7) *Adjusted results exclude the share-based compensation expense recognized by the Company in accordance with SFAS No. 123(R) and employer taxes paid in connection with the exercise of employee stock options, and include income taxes at our effective tax rates, as discussed in notes 8 and 9, below.*

(8) *Our reported effective tax rates for each of the five years in the period ended fiscal 2008 were 40.5%, 41.5%, 47.9%, 33.9% and 33.3%, respectively. In February 2006, we received notification from the Office of Tax and Revenue of the District of Columbia that we had been certified effective January 1, 2004, as a Qualified High Technology Company ("QHTC") under the New E-Conomy Transformation Act of 2000, as amended. This certification has the effect of reducing our statutory income tax rate as well as providing other tax benefits. The adjusted provision for income taxes utilizes effective tax rates of 33.5%, 34.1%, 33.4%, 33.9% and 33.3% in each of fiscal 2004, 2005, 2006, 2007 and 2008, respectively, assuming we were a QHTC in each period presented, and excluding a one-time, noncash charge in fiscal 2006 to our deferred tax asset arising from our QHTC status.*

(9) *Adjusted diluted weighted average common shares outstanding for each period presented is determined in accordance with the treasury method using the adjusted effective tax rates resulting from our status as a QHTC discussed above. This adjustment reduced weighted average diluted share count by 496,000, 349,000 and 140,000 in fiscal 2003, fiscal 2004 and fiscal 2005, respectively.*

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Advisory Board Company and Subsidiaries

OVERVIEW

We provide best practices research, analysis, executive education and leadership development, decision support tools and installation support services historically focused across the heath care industry where we serve a membership of more than 2,700 organizations, including leading hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies and universities. Best practice research identifies, analyzes and describes specific management initiatives, processes and strategies that have been determined to produce the best results in solving common business problems or challenges. Members of each program typically are charged a fixed annual fee and have access to an integrated set of services that may include best practice research studies, executive education seminars, customized research briefs, decision support tools and web-based access to the program's content database.

Our membership business model allows us to focus on a broad set of issues relevant to our member organizations, while promoting frequent use of our programs and services by our members. Our growth has been driven by strong renewal rates, ongoing addition of new memberships in our existing programs, continued annual price increases and the continued success of our new program launches. Our member institution renewal rate in each of the past three years was 90%, 89% and 90% for fiscal years ended March 31, 2008, 2007 and 2006, respectively. We view this metric as one of the most important in terms of the overall health of our business and it illustrates that our programs are consistently addressing our members' most important strategic and operational issues. Our revenue grew 15.3% in fiscal 2008 over fiscal 2007 and grew 15.0% in fiscal 2007 over fiscal 2006, and we increased our contract value by 15.3% at March 31, 2008 over March 31, 2007 and by 17.4% at March 31, 2007 over March 31, 2006. We define contract value as the aggregate annualized revenue attributed to all agreements in effect at a given point in time, without regard to the initial term or remaining duration of any such agreement.

Memberships in 29 of our programs are renewable at the end of their membership contract term, which is typically one year. Our other eight best practices programs provide installation support. These program memberships help participants accelerate the adoption of best practices profiled in our research studies, and are therefore not individually renewable. As of March 31, 2008, more than 85% of our contract value was generated from renewable programs.

Costs associated with a new program initially increase more rapidly than revenue following introduction of the program because revenue associated with the new program is recognized ratably over the membership year while costs are generally expensed as incurred. Because we offer a standardized set of services, our program cost structure is relatively fixed and the incremental cost for us to serve an additional member is low.

Our operating costs and expenses consist of cost of services, member relations and marketing, general and administrative expenses, and depreciation and amortization expenses. Cost of services represents the costs associated with the production and delivery of our products and services. Member relations and marketing expenses include the costs of acquiring new members and renewing existing members. General and administrative expenses include the costs of human resources and recruiting, finance and accounting, management information systems, facilities management, new program development and other administrative functions. Depreciation and amortization expense includes the cost of depreciation of our property and equipment and includes amortization of costs associated with the development of decision support software and tools that are offered as part of certain of our membership programs. Included in our operating costs for each year presented are equity-related expenses representing additional payroll taxes for compensation expense as a result of the taxable income employees recognized upon the exercise of common stock options. Share-based compensation expense related to our adoption of FAS 123(R) is included in our operating costs for fiscal 2007 and 2008.

RESULTS OF OPERATIONS

The following table shows statements of income data expressed as a percentage of revenue for the periods indicated and a second table shows the stock-based compensation expense included in the statements of income data expressed as a percentage of revenue for the periods indicated.

	Year Ended March 31,		
	2006	2007	2008
Revenue	100.00%	100.00%	**100.00%**
Costs and expenses:			
Cost of services	43.0	47.5	**46.7**
Member relations and marketing	20.4	21.2	**21.0**
General and administrative	9.8	12.0	**11.5**
Depreciation and amortization	0.9	1.1	**1.6**
Total costs and expenses	74.1	81.8	**80.9**
Income from operations	25.9	18.2	**19.1**
Interest income	3.5	3.6	**2.8**
Income before provision for income taxes	29.4	21.8	**22.0**
Provision for income taxes	(13.9)	(7.4)	**(7.3)**
Net income	15.5%	14.4%	**14.6%**

	Year Ended March 31,		
	2006	2007	2008
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	—%	2.2%	**2.1%**
Member relations and marketing	—	1.5	**1.2**
General and administrative	—	2.7	**2.5**
Depreciation	—	0.0	**0.0**
Total costs and expenses	—	6.3	**5.7**
Net income	—%	(4.2)%	**(3.8)%**

FISCAL YEARS ENDED MARCH 31, 2006, 2007 AND 2008

Overview

Net income increased 17.0% from $27.4 million in fiscal 2007 to $32.1 million in fiscal 2008, and increased 6.8% from $25.6 million in fiscal 2006 to $27.4 million in fiscal 2007. The increases in net income were primarily due to profitable growth as revenue for the periods increased more than 15% per year allowing us to leverage our existing costs over our expanding membership base and to invest in new program launches. We successfully introduced four, three and five new membership and installation support programs in fiscal 2008, 2007 and 2006, respectively. Because of the Company's adoption of FAS 123(R) on April 1, 2006, stock-based compensation expense was $12.0 million in fiscal 2007 and $12.6 million in fiscal 2008, but was less than $5,000 in fiscal 2006.

Revenue

Total revenue increased 15.3% from $189.8 million in fiscal 2007 to $219.0 million in fiscal 2008, and increased 15.0% from $165.0 million in fiscal 2006 to $189.8 million in fiscal 2007. Our contract value increased 15.3% from $200.1 million for the fiscal year ended March 31, 2007 to $230.8 million for the fiscal year ended March 31, 2008, and increased 17.4% from $170.5 million for the fiscal year ended March 31, 2006 to $200.1 million for the fiscal year ended March 31, 2007. During fiscal year 2008, we began entering into more multi-year contracts in some of our programs which has the effect of spreading revenue over a longer service period and also reducing contract value.

The increases in revenue and contract value were primarily due to cross-selling existing programs to existing members, the introduction and expansion of new programs, price increase, and, to a lesser degree, the addition of new member organizations. We offered 29 membership programs as of March 31, 2006, 32 as of March 31, 2007 and 37 as of March 31, 2008. Our membership base consisted of 2,595 member institutions as of March 31, 2006, 2,662 member institutions as of March 31, 2007, and 2,761 member institutions as of March 31, 2008. Our average contract value per member increased from $65,707 for fiscal 2006 as compared to $75,167 for fiscal 2007 and to $83,595 for fiscal 2008.

Cost of services

Cost of services increased 13.5% from $90.1 million in fiscal 2007 to $102.3 million in fiscal 2008, and increased 27.0% from $71.0 million in fiscal 2006 to $90.1 million in fiscal 2007. The total dollar increase in cost of services was primarily due to increased personnel costs from the introduction of new programs during the fiscal year, full year program costs for programs launched during the prior fiscal year, including staffing, travel, deliverable and meetings costs, and costs associated with the delivery of program content and tools to our expanded membership base, including increased staffing, licensing and other costs. Stock-based compensation expense included in cost of services was $4.2 million in fiscal 2007 and $4.6 million in fiscal 2008.

As a percentage of revenue, cost of services was 43.0% for fiscal 2006, 47.5% for fiscal 2007 and 46.7% for fiscal 2008. Cost of services decreased as a percentage of revenue for fiscal 2008 as compared to fiscal 2007 primarily due to a shift in timing of new product staffing costs between the first quarter of fiscal 2008 and the fourth quarter of fiscal 2007 resulting from the earlier launch of new programs. The increases in cost of services as a percentage of revenue for fiscal 2007 as compared to fiscal 2006 were due to an increased investment in new programs containing web-based decision support tools and applications which require more upfront resources before launch, the strong performance of three of our programs in which we pay a variable licensing fee to a third party, and the adoption of FAS 123(R). Stock-based compensation expense included in cost of services totaled 2.2% of revenue in fiscal 2007 and 2.1% of revenue in fiscal 2008. We expect cost of services as a percentage of revenue to fluctuate from year to year, depending on the number of members in our largely fixed cost programs, investments in new programs and services and the number of new programs launched as up-front costs are expensed when incurred compared to revenue which is spread over the membership period.

Member relations and marketing

Member relations and marketing expense increased 14.1% from $40.2 million in fiscal 2007 to $45.9 million in fiscal 2008, and increased 19.4% from $33.7 million in fiscal 2006 to $40.2 million in fiscal 2007. As a percentage of revenue, member relations and marketing expense in fiscal 2006, 2007 and 2008 was 20.4%, 21.2% and 21.0%, respectively. The total dollar increase in member relations and marketing expense from fiscal 2006 to fiscal 2008 was primarily due to an increase in sales staff and related travel and other associated costs, as we had 83, 95 and 109 new business development teams as of March 31, 2006, 2007 and 2008, respectively, as well as an increase in member relations personnel and related costs required to serve the expanding membership base. Share-based compensation expense included in member relations and marketing was $2.8 million, or 1.5% of revenue, and $2.6 million, or 1.2% of revenue for fiscal 2007 and 2008, respectively.

General and administrative

General and administrative expense increased from $16.1 million, or 9.8% of revenue, in fiscal 2006 to $22.8 million, or 12.0% of revenue, in fiscal 2007, to $25.3 million, or 11.5% of revenue, in fiscal 2008. Share-based compensation expense included in general and administrative expense was $5.1 million, or 2.7% of revenue, and $5.4 million, or 2.5% of revenue for fiscal 2007 and 2008, respectively. In addition to stock-based compensation expense, the increases in general and administrative expense from fiscal 2006 to fiscal 2008 were primarily due to increased staffing in our recruiting, benefits and training departments required to support our overall headcount growth. These expenses did not increase at the same rate as revenue, as we were able to leverage our general and administrative spend over a larger revenue base.

Depreciation and amortization

Depreciation expense increased from $1.6 million, or 0.9% of revenue, in fiscal 2006, to $2.1 million, or 1.1% of revenue, in fiscal 2007, and increased to $3.6 million, or 1.6% of revenue, in fiscal 2008. This increase in depreciation expense is primarily due to the amortization of expenses related to the expansion of additional floors in our headquarters facility under the terms of our lease agreement, as well as increased amortization expense of capitalized internal-use software tools developed for some of our newer membership programs that include decision support tools that are accessed via the internet.

Interest income

Interest income increased from $5.8 million in fiscal 2006 to $6.8 million in fiscal 2007, and decreased to $6.1 million in fiscal 2008. The increase from fiscal 2006 to fiscal 2007 was principally from a higher rate of return on cash, cash equivalents and marketable securities. Interest income decreased from fiscal 2007 to fiscal 2008 due to increased utilization of our share repurchase program during fiscal 2008, which resulted in lower cash, cash equivalents, and marketable securities balances.

Provision for income taxes

Our provision for income taxes was $22.9 million, $14.0 million and $16.0 million in fiscal year 2006, 2007 and 2008, respectively. The provision for income taxes for fiscal 2006 includes a non-cash income tax charge to earnings of $6.7 million associated with our change in effective status as a QHTC described below. Our effective tax rate in fiscal 2006, 2007 and 2008 was 47.1%, 33.9% and 33.3%, respectively. Our effective tax rate decreased in fiscal 2007 due to our certification as a QHTC, and further decreased in 2008 due to a reduction in non-deductible stock-based compensation expense related to incentive stock option exercises and other permanent differences.

In February 2006, we received notification from the Office of Tax and Revenue of the District of Columbia that we had been certified, effective January 1, 2004, as a QHTC under the New E-Conomy Transformation Act of 2000, as amended. This certification had the effect of reducing our Washington, D.C. statutory income tax rate to 0.0% through December 2008, and 6.0% thereafter, compared to 9.975% per year without the qualification. As a result, we recorded a non-cash charge to write down our Washington, D.C. net operating loss carryforward deferred tax asset. Excluding the non-cash charge, our income tax rate for fiscal 2006 was 33.4%. We are also eligible for certain Washington, D.C. income tax credits and other benefits.

Stock-based compensation expense

We recognized stock-based compensation expense in the following statements of income line items for stock options and restricted stock units issued under our stock incentive plans and for shares issued under our employee stock purchase plan according to APB 25 for the year ended March 31, 2006 and according to FAS 123(R) for the years ended March 31, 2007 and 2008 as follows (in thousands except per share amounts):

	Year Ended March 31,		
	2006	2007	2008
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	$ 2	$ 4,167	$ 4,558
Member relations and marketing	1	2,753	2,599
General and administrative	2	5,080	5,406
Depreciation and amortization	—	—	—
Total costs and expenses	5	12,000	12,563
Income from operations	(5)	(12,000)	(12,563)
Net income	$ (3)	$ (7,933)	$ (8,380)
Impact on diluted earnings per share	$(0.00)	$ (0.41)	$ (0.45)

In addition, we recognized approximately $272,000, $355,000 and $501,000 in compensation expense reflecting additional Federal Insurance Corporation Act taxes as a result of the taxable income that employees recognized upon the exercise of non-qualified common stock options in fiscal 2006, 2007 and 2008, respectively.

There is no stock-based compensation costs capitalized as part of the cost of an asset.

Stock-based compensation expense by award type is below (in thousands):

	Year Ended March 31,		
	2006	2007	2008
Stock-based compensation by award type:			
Stock options	$—	$10,155	$ 8,933
Restricted stock units	5	1,768	3,552
Employee stock purchase rights	—	77	78
Total stock-based compensation	$5	$12,000	$12,563

As of March 31, 2008, $17.7 million of total unrecognized compensation cost related to stock-based compensation is expected to be recognized over a weighted average period of 1.6 years.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows generated from operating activities are our primary source of liquidity and we believe that existing cash, cash equivalents and marketable securities balances and operating cash flows will be sufficient to support operating and capital expenditures, as well as share repurchases and potential acquisitions, during the next 12 months. We had cash, cash equivalents and marketable securities balances of $150.1 million and $159.4 million at March 31, 2008 and 2007, respectively. We repurchased $86.5 million and $66.8 million shares of our common stock through our share repurchase program during the years ended March 31, 2008 and 2007, respectively.

Cash flows from operating activities

The combination of revenue growth, profitable operations and payment for memberships in advance of accrual revenue typically results in operating activities generating net positive cash flows on an annual basis. Net cash flows provided by operating activities were $51.2 million in fiscal 2006, $50.2 million in fiscal 2007 and $60.3 million in fiscal 2008.

Effective April 1, 2006, we adopted FAS 123(R) using the modified prospective transition method. Pursuant to FAS 123(R), benefits of tax deductions in excess of recognized book compensation expense is reported as a financing cash inflow in the consolidated statement of cash flows in fiscal 2007 and 2008. Prior to the adoption of FAS 123(R), we reported these tax benefits as an operating cash flow. As a result, approximately $6.9 million and $5.9 million of excess tax benefits associated with the exercise of employee stock options were recorded as cash from financing activities in fiscal 2007 and 2008, respectively, whereas prior period results have not been restated.

Cash flows from investing activities

The Company's cash management and investment strategy and capital expenditure programs affect investing cash flows. Net cash flows used in investing activities were $30.5 million in fiscal 2006 and $9.1 million in fiscal 2007. Net cash flows provided by investing activities were $7.7 million in fiscal 2008.

Investing activities in fiscal 2006 used $30.5 million of cash, primarily from the net purchases of marketable securities of $24.4 million and the net cash acquisition of Quality Team Associates, Inc., which we refer to as OptiLink, of $3.8 million. Capital expenditures included $0.9 million for purchases of property and equipment and $1.3 million of capitalized software development costs. In fiscal 2007, investing activities used $9.1 million of cash, primarily from $10.2 million of capital expenditures, consisting of $2.2 million in purchases of property and equipment related primarily to the scheduled expansion of our headquarters facility and $6.5 million of capitalized development costs related to our newer research programs that include web-based decision support tools. Investing activities also included our final payment made for the acquisition of OptiLink of $895,000. These activities were offset by $2.0 million in net proceeds on the redemption of marketable securities. In fiscal 2008, investing activities provided $7.7 million in cash primarily from the net proceeds on the redemption of marketable securities of $17.2 million as we increased utilization of our share repurchase program compared to prior years, partially offset by capital expenditures of $9.6 million. Capital expenditures included $1.9 million in purchases of property and equipment related primarily to the scheduled expansion of our headquarters facility and $5.9 million of capitalized software development costs related to our newer research programs that include web-based decision support tools.

Cash flows from financing activities

We used net cash flows in financing activities of $27.0 million, $49.6 million and $63.3 million in fiscal 2006, 2007 and 2008, respectively. In fiscal 2006, 2007 and 2008, we received approximately $5.5 million, $9.9 million and $17.6 million, respectively, from the exercise of stock options. Also in fiscal 2006, 2007 and 2008, we received approximately $382,000, $442,000 and $447,000, respectively, in proceeds from the issuance of common stock under our employee stock purchase plan. We repurchased 670,758, 1,274,770 and 1,536,095 shares of our common stock at a total cost of approximately $32.5 million, $66.9 million and $86.5 million in fiscal 2006, 2007 and 2008, respectively, pursuant to our share repurchase program.

Our headquarters are located in approximately 144,000 square feet of office space in Washington, D.C. The facilities accommodate research, delivery, marketing and sales, information technology, administration, graphic services and operations personnel. We lease our office facilities, and the lease expires in June 2019. The terms of the lease contain provisions for rental escalation and we are required to pay our portion of executory costs such as taxes, insurance, and operating expenses. We also lease small office spaces in Portland, Oregon and Mountain View, California. The Oregon lease expires in June 2011 and the California lease expires in April 2009. We believe that our facilities are adequate for our current needs and additional facilities are available for lease to meet any future needs.

Contractual obligations

In November 2006, we entered into a $20 million revolving credit facility with a commercial bank that can be used for working capital, share repurchases or other general corporate purposes. Borrowings on the credit facility, if any, will be collateralized by certain of our marketable securities and will bear interest at an amount based on the published LIBOR rate. We are also required to maintain an interest coverage ratio for each of our fiscal years of not less than three to one. The credit facility renews automatically each year until 2011, and can be increased at our request by up to an additional $10 million per year up to $50 million in the aggregate. There have been no borrowings under the credit facility.

The following summarizes our known contractual obligations at March 31, 2008 and the effect such obligations are expected to have on our liquidity and cash flows in future periods. These obligations relate primarily to our headquarters office lease, which is more fully described in Note 12 to the consolidated financial statements.

	Payments due by Period				
(In thousands)	Total	<1 Year	1–3 Yrs	4–5 Yrs	>5 Yrs
Non-cancelable operating leases	$60,224	$4,983	$17,401	$10,898	$26,942

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2008, we had no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

Share Repurchase

In January 2004, the Company's Board of Directors authorized the repurchase of up to $50 million of the Company's common stock, which authorization was increased in amount to $100 million in October 2004, to $150 million in February 2006, to $200 million in January 2007, to $250 million in July 31, 2007, and to $350 million in April 2008. All repurchases to date have been made in the open market and in privately negotiated transactions, subject to market conditions and trade restrictions. No minimum number of shares has been fixed, and the share repurchase authorization has no expiration date. The Company funds the share repurchases with cash on hand and with cash generated from operations. At March 31, 2008, the remaining authorized repurchase amount was $7.5 million, which was subsequently increased to $107.5 million in April 2008 by authorization of our Board of Directors.

Exercise of Stock Options and Purchases Under our Employee Stock Purchase Plan
Options granted to participants under our stock-based incentive compensation plans that were exercised to acquire shares in fiscal 2006, 2007 and 2008 generated cash of approximately $5.5 million, $9.9 million and $17.6 million, respectively, in payment of option exercise prices. In addition, in fiscal 2006, 2007 and 2008, we generated cash of approximately $382,000, $442,000 and $447,000, respectively, in discounted stock purchases from participants under our employee stock purchase plan.

We recognized approximately $272,000, $355,000 and $501,000 in compensation expense reflecting additional Federal Insurance Corporation Act taxes as a result of the taxable income that employees recognized upon the exercise of non-qualified common stock options in fiscal 2006, 2007 and 2008, respectively. We also incurred additional compensation deductions for tax reporting purposes, but not for financial reporting purposes, that increased the deferred tax asset to reflect allowable tax deductions. These tax deductions will be realized in the determination of our income tax liability and therefore reduce our future income tax payments. In connection with these transactions, our deferred tax asset increased by approximately $4.1 million, $6.9 million and $5.9 million in fiscal 2006, 2007 and 2008, respectively. Although the provision for income taxes for financial reporting purposes did not change, our actual cash payments will be reduced as the deferred tax asset is utilized.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

We have identified the following policies as critical to our business operations and the understanding of our results of operations. This listing is not a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. However, certain of our accounting policies are particularly important to the presentation of our financial condition and results of operations and may require the application of significant judgment by our management; as a result they are subject to an inherent degree of uncertainty. In applying those policies, our management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observance of trends in the industry, information provided by our members and information available from other outside sources, as appropriate. For a more detailed discussion on the application of these and other accounting policies, see Note 3 to our consolidated financial statements. Our critical accounting policies include:

Revenue recognition
In accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104"), revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed or determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectability is reasonably assured. Fees are generally billable when a letter of agreement is signed by the member, and fees receivable and related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. Certain fees are billed on an installment basis. Members whose membership agreements are subject to the service guarantee may request a refund of their fees, which is provided on a pro rata basis relative to the length of the service period.

Revenue from renewable memberships and best practices installation support memberships is recognized ratably over the term of the related subscription agreement, which is generally 12 months. Certain membership programs incorporate robust hosted decision support tools. In many of these agreements, members are charged setup fees in addition to subscription fees for access to the hosted web-based decision support tools and related membership services. Both setup fees and subscription fees are recognized ratably over the term of the membership agreement, which is generally one to three years. Upon launch of a new program that incorporates a robust decision support tool, all program revenue is deferred until the tool is generally available for release to our membership, and then recognized ratably over the remainder of the contract term of each agreement. One of our programs includes delivered software tools together with implementation services, technical support and related membership services. Revenue for these arrangements is recorded pursuant to the American Institute of Certified Public Accountants' Statement of Position 97-2, *Software Revenue Recognition*, as amended. We separate the fair value of the technical support and related membership services from the total value of the contract based on vendor specific objective evidence of fair value. The fees related to the software license and implementation services are bundled and recognized as the implementation services are performed. Fees associated with the technical support and related membership services are recorded as revenue ratably over the term of the agreement, beginning when all other elements have been delivered.

Allowance for uncollectible revenue
The Company's ability to collect outstanding receivables from its members has an effect on the Company's operating performance and cash flows. The Company records an allowance for uncollectible revenue as a reduction of revenue based on its ongoing monitoring of members' credit and the aging of receivables. To determine the allowance for uncollectible revenue, the Company examines its collections history, the age of accounts receivable in question, any specific customer collection issues that have been identified, general market conditions and current economic trends.

Capitalized internal software development costs

Hosted software (internal use)

In certain membership agreements, the Company utilizes software decision support tools under a hosting arrangement where the software application resides on the Company's hardware. The customers do not take delivery of the software and only receive access to the decision support tools during the term of their membership agreement. In accordance with EITF 00-3, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware* ("EITF 00-3"), the development costs of this software are accounted for in accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.* Computer software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage, direct consulting costs, payroll and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation.

Delivered software

One of our membership programs includes delivered software tools. The associated capitalized software asset is accounted for in accordance with FAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* We capitalize consulting costs, payroll and payroll-related costs for employees directly related to building a software product once technological feasibility is established. We determine technological feasibility is established by the completion of a detail program design or, in its absence, completion of a working model. Once the software product is ready for general availability, we cease capitalizing costs and begin amortizing the intangible on a straight-line basis over its estimated useful life.

Goodwill and other intangible assets

The Company's goodwill and other intangible assets have been accounted for under the provisions of FAS No. 142, *Goodwill and Other Intangible Assets.* Accordingly, upon completion of an acquisition, the purchase price is allocated to the intangibles which are separately identifiable from goodwill based on the asset's fair value. The excess cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill. FAS 142 requires that goodwill and intangible assets deemed to have indefinite lives not be amortized, but rather be tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate potential impairment. Finite-lived intangible assets are amortized over their estimated useful lives.

Recovery of long-lived assets (excluding goodwill)

The Company accounts for long-lived assets in accordance with the provisions of FAS No. 144, which requires that long-lived assets be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss, if any, is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired.

Deferred incentive compensation and other charges

Direct incentive compensation to our employees related to the negotiation of new and renewal memberships, license fees to third-party vendors for tools, data and software incorporated in specific memberships that include decision support tools and other direct and incremental costs associated with specific memberships are deferred and amortized over the term of the related memberships.

Deferred tax asset recoverability

We have deferred income taxes consisting primarily of net operating loss carry forwards and other federal and state income tax credits. In estimating future tax consequences, Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("FAS 109"), generally considers all expected future events in the determination and evaluation of deferred tax assets and liabilities. We believe that our future taxable income will be sufficient for the full realization of the deferred income taxes. However, FAS 109 does not consider the effect of future changes in existing tax laws or rates in the determination and evaluation of deferred tax assets and liabilities until the new tax laws or rates are enacted. We have established our deferred income tax assets and liabilities using currently enacted tax laws and rates, including the estimated effects of the QHTC status on our Washington, D.C. deferred tax assets. We will recognize an adjustment to income for the impact of new tax laws or rates on the existing deferred tax assets and liabilities when and if new tax laws or rates are enacted.

We adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement 109* ("FIN 48") on April 1, 2007. The impact of adoption was not material. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* FIN 48 prescribes that a company should use a "more-likely-than-not" recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the "more-likely-than-not" recognition threshold should be measured as the largest amount of the tax benefits, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement in the financial statements. We recognize interest and penalties related to income tax matters as a component of the provision for income taxes. We do not currently anticipate that the total amount of unrecognized tax benefits will significantly increase within the next 12 months.

Stock-based compensation

We account for stock-based compensation in accordance with the FAS 123(R) using the modified prospective transition method. Under the fair value recognition provisions of FAS 123(R), stock-based compensation cost is measured at the grant date of the share-based awards based on their fair values, and is recognized as an expense in the consolidated statements of income over the vesting periods of the awards. In accordance with the modified prospective transition method, compensation cost recognized by us beginning April 1, 2006 included: (a) compensation cost for all share-based payments granted on or after April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R), and (b) compensation cost for all share-based payments granted prior to, but that were unvested as of, April 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS No. 123, *Accounting for Stock-Based Compensation*, adjusted for estimated forfeitures. Results for prior periods have not been restated.

Under the provisions of FAS 123(R), the Company calculates the grant date estimated fair value of stock options using a Black-Scholes valuation model. Determining the estimated fair value of share-based awards is subjective in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares and forfeiture rates of the awards. Prior to adopting FAS 123(R), the Company recognized forfeitures only as they occurred. FAS 123(R) requires forfeitures to be estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are inherently uncertain. The fair value of RSUs is determined as the fair market value of the underlying shares on the date of grant.

In accordance with FAS 123(R), we also report the benefits of tax deductions in excess of recognized compensation expense as a financing cash inflow in the condensed consolidated statement of cash flows. Prior to the adoption of FAS 123(R), we reported these tax benefits as an operating cash flow. Results for prior periods have not been restated.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 3 to the consolidated financial statements for a full description of recent accounting pronouncements, including the expected dates of adoption.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risk primarily through our portfolio of cash, cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents include investments in highly liquid U.S. Treasury obligations with maturities of less than three months. At March 31, 2008, our marketable securities consist of $5.9 million in tax-exempt notes and bonds issued by the District of Columbia, $41.7 million in tax-exempt notes and bonds issued by various states, and $84.6 million in U.S. government agency securities. The weighted-average maturity on all our marketable securities as of March 31, 2008 was approximately 4.4 years. We perform periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities. Our portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile. Due to the nature of our investments, we have not prepared quantitative disclosure for interest rate sensitivity in accordance with Item 305 of Regulation S-K as we believe the effect of interest rate fluctuations would not be material.

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE ADVISORY BOARD COMPANY AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 2008. Our audits also included the financial statement schedule of the Company for the years ended March 31, 2006, 2007, and 2008 as listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Advisory Board Company and subsidiaries at March 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" on April 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Advisory Board Company's internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 30, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
May 30, 2008

Consolidated Balance Sheets

The Advisory Board Company and Subsidiaries

(In thousands, except share amounts)	March 31, 2007	March 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,195	$ 17,907
Marketable securities	12,718	8,085
Membership fees receivable, net	57,671	81,538
Prepaid expenses and other current assets	3,123	3,860
Deferred income taxes, net	21,673	12,730
Total current assets	108,380	124,120
Property and equipment, net	17,421	22,897
Intangible assets, net	1,011	1,248
Goodwill	5,426	5,426
Deferred incentive compensation and other charges	13,857	22,208
Deferred income taxes, net of current portion	6,629	5,142
Marketable securities	133,450	124,073
Total assets	$ 286,174	$ 305,114
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Deferred revenue	$ 114,069	$ 134,465
Accounts payable and accrued liabilities	18,721	26,994
Accrued incentive compensation	10,608	10,032
Total current liabilities	143,398	171,491
Long-term deferred revenue	2,925	9,682
Other long-term liabilities	1,387	1,412
Total liabilities	147,710	182,585
Stockholders' equity:		
Preferred stock, par value $0.01; 5,000,000 shares authorized, zero shares issued and outstanding	—	—
Common stock, par value $0.01; 90,000,000 shares authorized, 20,825,938 and 21,527,933 shares issued as of March 31, 2007 and 2008, respectively, and 18,227,726 and 17,393,626 shares outstanding as of March 31, 2007 and 2008, respectively	208	215
Additional paid-in capital	181,380	217,170
Retained earnings	80,962	113,024
Accumulated elements of other comprehensive income (loss)	(1,156)	1,540
Treasury stock, at cost, 2,598,212 and 4,134,307 shares at March 31, 2007 and 2008, respectively	(122,930)	(209,420)
Total stockholders' equity	138,464	122,529
Total liabilities and stockholders' equity	$ 286,174	$ 305,114

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Income

The Advisory Board Company and Subsidiaries

(In thousands, except per share amounts)	Year Ended March 31, 2006	2007	2008
Revenue	$165,049	$189,843	**$218,971**
Costs and expenses:			
Cost of services	70,959	90,129	**102,291**
Member relations and marketing	33,667	40,204	**45,890**
General and administrative	16,135	22,815	**25,269**
Depreciation and amortization	1,550	2,070	**3,589**
Income from operations	42,738	34,625	**41,932**
Interest income	5,770	6,819	**6,142**
Income before provision for income taxes	48,508	41,444	**48,074**
Provision for income taxes	(22,866)	(14,049)	**(16,012)**
Net income	$ 25,642	$ 27,395	**$ 32,062**
Earnings per share:			
Net income per share—basic	$ 1.35	$ 1.46	**$ 1.78**
Net income per share—diluted	$ 1.29	$ 1.41	**$ 1.72**
Weighted average number of shares outstanding:			
Basic	18,979	18,714	**17,999**
Diluted	19,902	19,448	**18,635**

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Equity

The Advisory Board Company and Subsidiaries

(In thousands, except share amounts)	Common Shares Stock	Common Shares Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Elements of Other Comprehensive Income (Loss)	Treasury Stock	Total	Annual Comprehensive Income
Balance at March 31, 2005	19,265,129	199	$142,040	$ 27,925	$(1,273)	$ (23,577)	$145,314	$21,043
Proceeds from exercise of stock options	328,217	4	5,524	—	—	—	5,528	—
Excess tax benefits from stock-based awards	—	—	4,130	—	—	—	4,130	—
Proceeds from issuance of common stock under employee stock purchase plan	9,674	—	382	—	—	—	382	—
Compensation expense associated with grant of restricted stock units	—	—	5	—	—	—	5	—
Purchases of treasury stock	(670,758)	—	—	—	—	(32,491)	(32,491)	—
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes	—	—	—	—	(1,345)	—	(1,345)	(1,345)
Net income	—	—	—	25,642	—	—	25,642	25,642
Balance at March 31, 2006	18,932,262	203	152,081	53,567	(2,618)	(56,068)	147,165	$24,297
Proceeds from exercise of stock options	560,071	5	9,920	—	—	—	9,925	—
Excess tax benefits from stock-based awards	—	—	6,937	—	—	—	6,937	—
Proceeds from issuance of common stock under employee stock purchase plan	10,163	—	442	—	—	—	442	—
Stock-based compensation expense	—	—	12,000	—	—	—	12,000	—
Purchases of treasury stock	(1,274,770)	—	—	—	—	(66,862)	(66,862)	—
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes	—	—	—	—	1,462	—	1,462	1,462
Net income	—	—	—	27,395	—	—	27,395	27,395
Balance at March 31, 2007	18,227,726	208	181,380	80,962	(1,156)	(122,930)	138,464	$28,857
Proceeds from exercise of stock options	650,991	7	17,637	—	—	—	17,644	—
Vesting of restricted stock units, net of shares withheld to satisfy minimum employee tax withholding	42,018	—	(797)	—	—	—	(797)	—
Excess tax benefits from stock-based awards	—	—	5,940	—	—	—	5,940	—
Proceeds from issuance of common stock under employee stock purchase plan	8,986	—	447	—	—	—	447	—
Stock-based compensation expense	—	—	12,563	—	—	—	12,563	—
Purchases of treasury stock	(1,536,095)	—	—	—	—	(86,490)	(86,490)	—
Change in net unrealized gains (losses) on available-for-sale marketable securities, net of income taxes	—	—	—	—	2,696	—	2,696	2,696
Net income	—	—	—	32,062	—	—	32,062	32,062
Balance at March 31, 2008	17,393,626	215	$217,170	$113,024	$ 1,540	$(209,420)	$122,529	$34,758

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

The Advisory Board Company and Subsidiaries

(In thousands)	Year Ended March 31, 2006	2007	2008
Cash flows from operating activities:			
Net income	$ 25,642	$ 27,395	$ 32,062
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,550	2,070	3,589
Amortization of intangible assets	128	200	253
Deferred income taxes	22,299	12,938	14,913
Excess tax benefits from share-based compensation	—	(6,937)	(5,940)
Stock-based compensation expense	—	12,000	12,563
Amortization of marketable securities premiums	810	938	957
Changes in operating assets and liabilities:			
Membership fees receivable	(16,360)	(20,849)	(23,867)
Prepaid expenses and other current assets	(392)	(50)	(737)
Deferred incentive compensation and other charges	(5,573)	(2,402)	(8,351)
Deferred revenues	17,919	17,725	27,153
Accounts payable and accrued liabilities	5,181	4,174	8,273
Accrued incentive compensation	524	2,264	(576)
Other long-term liabilities	(479)	751	25
Net cash provided by operating activities	51,249	50,217	60,317
Cash flows from investing activities:			
Purchases of property and equipment	(2,116)	(9,816)	(9,065)
Capitalized external use software development costs	(57)	(431)	(491)
Cash paid for acquisition, net of cash acquired	(3,831)	(895)	—
Redemptions of marketable securities	7,400	20,000	91,805
Purchases of marketable securities	(31,882)	(18,000)	(74,598)
Net cash (used in)/provided by investing activities	(30,486)	(9,142)	7,651
Cash flows from financing activities:			
Proceeds from issuance of common stock from exercise of stock options	5,528	9,925	17,644
Repurchase of shares to satisfy minimum employee tax withholding for vested restricted stock units	—	—	(797)
Proceeds from issuance of common stock under employee stock purchase plan	382	442	447
Excess tax benefits from stock-based awards	—	6,937	5,940
Repayment of debt assumed in acquisition	(371)	—	—
Purchases of treasury stock	(32,491)	(66,862)	(86,490)
Net cash used in financing activities	(26,952)	(49,558)	(63,256)
Net (decrease)/increase in cash and cash equivalents	(6,189)	(8,483)	4,712
Cash and cash equivalents, beginning of period	27,867	21,678	13,195
Cash and cash equivalents, end of period	$ 21,678	$ 13,195	$ 17,907
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 104	$ 762	$ 1,480

The accompanying notes are an integral part of these consolidated statements.

1. BUSINESS DESCRIPTION

We provide best practices research, analysis, executive education and leadership development, decision support tools and installation support to hospitals, health systems, pharmaceutical and biotech companies, health care insurers, medical device companies and, recently, universities and other education institutions through discrete programs. Our program offerings focus on business strategy, operations and general management issues. Best practices research identifies, analyzes and describes specific management initiatives, strategies and processes that produce the best results in solving common problems or challenges. For a fixed fee, members of each program have access to an integrated set of services that may include best practices research studies and implementation tools, executive education seminars, customized research briefs, web-based access to the program's content database, and decision support tools.

2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

Reclassifications

Certain amounts in the prior period have been reclassified to conform with the current year's presentation. For the March 31, 2006 consolidated statement of cash flow, the Company reclassified capitalized software developed for internal use from Intangible assets, net to Property and equipment, net. For the March 31, 2007 consolidated balance sheet, the Company reclassified long-term deferred revenue from current deferred revenue.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents and marketable securities

Included in cash equivalents are marketable securities that mature within three months of purchase. Investments with maturities of more than three months are classified as marketable securities. As of March 31, 2007 and 2008, the Company's marketable securities consisted of U.S. government agency obligations and District of Columbia and other various state tax-exempt notes and bonds. The Company's marketable securities, which are classified as available-for-sale, are carried at fair market value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of other comprehensive income, net of tax. The specific identification method is used to compute the realized gains and losses on the sale of marketable securities. Current marketable securities have maturity dates within twelve months of the balance sheet date. The Company may elect not to hold these marketable securities to maturity and may elect to sell these securities at any time.

Property and equipment

Property and equipment consists of leasehold improvements, furniture, fixtures, equipment, and capitalized internal software development costs. Property and equipment is stated at cost, less accumulated depreciation and amortization. In certain membership agreements, the Company utilizes software decision support tools under a hosting arrangement where the software application resides on the Company's hardware. The customers do not take delivery of the software and only receive access to the decision support tools during the term of their membership agreement. In accordance with EITF 00-3, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware* ("EITF 00-3"), the development costs of this software are accounted for in accordance with Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.*

Computer software development costs that are incurred in the preliminary project stage are expensed as incurred. During the development stage direct consulting costs, payroll and payroll-related costs for employees that are directly associated with each project are capitalized and amortized over the estimated useful life of the software once placed into operation. Capitalized software is amortized using the straight-line method over its five-year estimated useful life. Replacements and major improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Furniture, fixtures and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term.

Goodwill and other intangible assets
The Company's goodwill and other intangible assets have been accounted for under the provisions of FAS No. 142, *Goodwill and Other Intangible Assets,* which requires that goodwill and intangible assets deemed to have indefinite lives not be amortized, but rather be tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate potential impairment. Finite-lived intangible assets are required to be amortized over their useful lives and are subject to impairment evaluation under the provisions of FAS 144. The excess cost of the acquisition over the fair value of the net assets acquired is recorded as goodwill. Goodwill is tested at least annually at March 31st for impairment and other intangible assets are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset may not be fully recoverable in accordance with FAS 144.

Other intangible assets consists of capitalized software for sale and acquired intangibles. Capitalized software for sale is accounted for in accordance with FAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.* We capitalize consulting costs, payroll and payroll-related costs for employees directly related to building a software product once technological feasibility is established. We determine technological feasibility is established by the completion of a detail program design or, in its absence, completion of a working model. Once the software product is ready for general availability, we cease capitalizing costs and begin amortizing the intangible on a straight-line basis over its estimated useful life. The weighted-average estimated useful life of capitalized software is five years. Other intangible assets includes those assets that arise from business combinations consisting of developed technology and customer relationships that are amortized, on a straight-line basis, over five years.

Recovery of long-lived assets (excluding goodwill)
The Company accounts for long-lived assets in accordance with the provisions of FAS No. 144, *Accounting for the Impairment of Long-Lived Assets,* which requires that long-lived assets be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. The Company considers expected cash flows and estimated future operating results, trends, and other available information in assessing whether the carrying value of assets is impaired.

Revenue recognition
In accordance with Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104"), revenue is recognized when (1) there is persuasive evidence of an arrangement, (2) the fee is fixed or determinable, (3) services have been rendered and payment has been contractually earned, and (4) collectability is reasonably assured. Fees are generally billable when a letter of agreement is signed by the member, and fees receivable and related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. Certain fees are billed on an installment basis. Members whose membership agreements are subject to the service guarantee may request a refund of their fees, which is provided on a pro rata basis relative to the length of the service period.

Revenue from renewable memberships and best practices installation support memberships is recognized ratably over the term of the related subscription agreement, which is generally 12 months. Certain membership programs incorporate robust hosted decision support tools. In many of these agreements, members are charged setup fees in addition to subscription fees for access to the hosted web-based decision support tools and related membership services. Both setup fees and subscription fees are recognized ratably over the term of the membership agreement, which is generally one to three years. Upon launch of a new program that incorporates a robust decision support tool, all program revenue is deferred until the tool is generally available for release to our membership, and then recognized ratably over the remainder of the contract term of each agreement. One of our programs includes delivered software tools together with implementation services, technical support and related membership services. Revenue for these arrangements is recorded pursuant to the American Institute of Certified Public Accountants' Statement of Position 97-2, *Software Revenue Recognition,* as amended. We separate the fair value of the technical support and related membership services from the total value of the contract based on vendor specific objective evidence of fair value. The fees related to the software license and implementation services are bundled and recognized as the implementation services are performed. Fees associated with the technical support and related membership services are recorded as revenue ratably over the term of the agreement, beginning when all other elements have been delivered.

Allowance for uncollectible revenue
The Company's ability to collect outstanding receivables from its members has an effect on the Company's operating performance and cash flows. The Company records an allowance for uncollectible revenue as a reduction of revenue based on its ongoing monitoring of members' credit and the aging of receivables. To determine the allowance for uncollectible revenue, the Company examines its collections history, the age of accounts receivable in question, any specific customer collection issues that have been identified, general market conditions and current economic trends.

Deferred incentive compensation and other charges
Direct incentive compensation to our employees related to the negotiation of new and renewal memberships, license fees to third-party vendors for tools, data and software incorporated in specific memberships that include decision support tools and other direct and incremental costs associated with specific memberships are deferred and amortized over the term of the related memberships.

Earnings per share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares increased by the dilutive effects of potential common shares outstanding during the period. The number of potential common shares outstanding is determined in accordance with the treasury stock method, using the Company's prevailing tax rates. Certain potential common share equivalents were not included in computation because their effect was anti-dilutive. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended March 31,		
	2006	2007	2008
Basic weighted average common shares outstanding	18,979	18,714	17,999
Dilutive impact of stock options	923	719	584
Dilutive impact of restricted stock units	—	15	52
Diluted weighted average common shares outstanding	19,902	19,448	18,635

The following potential common share equivalents were not included in calculating diluted net income per share because their effect was anti-dilutive is as follows (in thousands):

	Year Ended March 31,		
	2006	2007	2008
Anti-dilutive weighted average common shares	394	407	103

Concentrations of risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, marketable securities and membership fees receivable. The Company maintains cash and cash equivalents and marketable securities with financial institutions. Marketable securities consist of U.S. government agency obligations and District of Columbia and other various state tax-exempt notes and bonds. The Company performs periodic evaluations of the relative credit ratings related to the cash, cash equivalents and marketable securities. Any unrealized losses on marketable securities are determined not to be other-than-temporary, because the Company has the ability and intent to hold the securities to maturity and not realize losses on them. The credit risk with respect to membership fees receivable is generally diversified due to the large number of entities comprising the Company's membership base, and the Company establishes allowances for potential credit losses.

Some of the Company's revenue is generated from members located outside the United States. For each of the years ended March 31, 2006, 2007 and 2008, the Company generated less than 2% of revenue from members outside the United States. No one member accounted for more than 2% of revenue for any period presented.

Income taxes

Deferred income taxes are determined using the asset and liability method. Under this method, temporary differences arise as a result of the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax law and tax rates on the date of the enactment of the change.

Fair value of financial instruments

The fair value of the Company's marketable securities consisting of U.S. government agency obligations and District of Columbia and other various state tax-exempt notes and bonds are classified as available-for-sale and are carried at fair market value based on quoted market prices.

Segment reporting

Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information* requires a business enterprise, based upon a management approach, to disclose financial and descriptive information about its operating segments. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. Under this definition, the Company operated as a single segment for all periods presented.

Research and development costs

Costs related to the research and development of new programs are expensed when incurred. Research and development costs were immaterial for the fiscal years presented.

Stock-based compensation

The Company has several stock-based compensation plans which are described more fully in Note 11. These plans provide for the granting of stock options and restricted stock units to employees and non-employee members of our Board of Directors. The Company accounts for stock-based compensation in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment* ("FAS 123(R)") using the modified prospective transition method. Under the fair value recognition provisions of FAS 123(R), stock-based compensation cost is measured at the grant date of the stock-based awards based on their fair values, and is recognized as an expense in the consolidated statements of income over the vesting periods of the awards. In accordance with the modified prospective transition method, compensation cost recognized by us beginning April 1, 2006 included: (a) compensation cost for all stock-based payments granted on or after April 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS 123(R), and (b) compensation cost for all stock-based payments granted prior to, but that were unvested as of, April 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of FAS 123, *Accounting for Stock-Based Compensation,* adjusted for estimated forfeitures. Results for prior periods have not been restated.

Under the provisions of FAS 123(R), the Company calculates the grant date estimated fair value of stock options using a Black-Scholes valuation model. Determining the estimated fair value of stock-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the stock-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares and forfeiture rates of the awards. Prior to adopting FAS 123(R), the Company recognized forfeitures only as they occurred. FAS 123(R) requires forfeitures to be estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are inherently uncertain. The fair value of RSUs is determined as the fair market value of the underlying shares on the date of grant.

In accordance with FAS 123(R), we also report the benefits of tax deductions in excess of recognized compensation expense as a financing cash inflow in the consolidated statement of cash flows. Prior to the adoption of FAS 123(R), we reported these tax benefits as an operating cash flow. Results for prior periods have not been restated.

Use of estimates in preparation of consolidated financial statements

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). These accounting principles require the Company to make certain estimates, judgments and assumptions. In many cases, the accounting treatment of a particular transaction is specifically dictated by U.S. GAAP and does not require management's judgment in its application, and there are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. For cases where the Company is required to make certain estimates, judgments and assumptions, the Company believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenue and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company's financial statements will be affected. The Company's estimates, judgments and assumptions may include: estimates of bad debt reserves, estimates to establish employee bonus and commission accruals, estimating useful lives of acquired or internally developed intangible assets, estimating the fair value of goodwill and intangibles and evaluating impairment, determining when investment impairments are other-than-temporary, estimates in stock-based compensation forfeiture rates and estimating the potential outcome of future tax consequences of events that have been recognized in our financial statements or tax returns.

Recent accounting pronouncements

Recently adopted

We adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement 109* ("FIN 48") on April 1, 2007. FIN 48 did not impact the Company's financial position or results of operations at the date of adoption. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* FIN 48 prescribes that a company should use a more-likely-than-not recognition threshold based on the technical merits of the tax position taken. Tax positions that meet the "more-likely-than-not" recognition threshold should be measured as the largest amount of the tax benefits, determined on a cumulative probability basis, which is more likely than not to be realized upon ultimate settlement in the financial statements. We recognize interest and penalties related to income tax matters as a component of the provision for income taxes. We do not currently anticipate that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

Accounting pronouncements not yet adopted
In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), *Business Combinations* ("FAS 141(R)"), which replaces FAS No. 141. The statement retains the purchase method of accounting for acquisitions and requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. FAS 141(R) is effective for us beginning April 1, 2009 and will apply prospectively to business combinations completed on or after that date. The Company expects that the application of the provisions of FAS 141(R) will be significant to the Company's financial position and results of operations if the Company enters into a material business acquisition after the adoption of the provision. We will also simultaneously adopt FASB Staff Position ("FSP") No. FAS 142-3, *Determination of the Useful Life of Intangible Assets* which gives additional guidance related to acquired intangible assets.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("FAS 159"). FAS 159 gives the Company the irrevocable option to carry certain financial assets and liabilities at fair values, with changes in fair value recognized in earnings. FAS 159 is effective for the Company beginning April 1, 2008. We are currently assessing the potential impact that electing fair value measurement would have on our financial statements, if any, and have not determined what election we will make, upon adoption.

In September 2006, the FASB issued Statement of Financial Standards No. 157, *Fair Value Measurements* ("FAS 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. In February 2008, the FASB issued FSP No. 157-2, *Effective Date of FASB Statement No. 157*, which delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). FAS 157 is effective for us beginning April 1, 2008; FSP 157-2 delays the effective date for certain items to April 1, 2009. We are currently assessing the potential impact that adoption of this statement will have on our financial statements, if any.

4. MARKETABLE SECURITIES

The aggregate value, amortized cost, gross unrealized gains and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	As of March 31, 2008			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agency obligations	$ 84,524	$ 83,099	$1,425	$ —
Washington, D.C. tax-exempt obligations	5,938	5,726	212	—
Tax-exempt obligations of other states	41,696	40,959	737	—
	$132,158	$129,784	$2,374	$ —

	As of March 31, 2007			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. government agency obligations	$105,108	$106,699	$ —	$(1,591)
Washington, D.C. tax-exempt obligations	9,302	9,204	100	(2)
Tax-exempt obligations of other states	31,758	32,046	9	(297)
	$146,168	$147,949	$ 109	$(1,890)

The following table summarizes marketable securities maturities (in thousands):

	As of March 31, 2008	
	Fair Market Value	Amortized Cost
Matures in less than 1 year	$ 8,085	$ 8,045
Matures after 1 year through 5 years	63,362	61,992
Matures after 5 years through 10 years	60,711	59,747
	$132,158	$129,784

The weighted average maturity on all marketable securities held by the Company as of March 31, 2008 was approximately 4.4 years. Net unrealized gains on the Company's investments of $2.4 million as indicated above were caused by the decrease in market interest rates compared to the average interest rate of the Company's marketable securities portfolio. Of this amount, $0.1 million is related to investments that mature before March 31, 2009. The Company purchased certain of its investments at a premium or discount to their relative fair values, and the contractual cash flows of these investments are guaranteed by an agency of the U.S. government or otherwise fully insured. The Company has reflected the net unrealized gains and losses, net of tax, in accumulated elements of other comprehensive income in the consolidated balance sheets.

5. MEMBERSHIP FEES RECEIVABLE

Membership fees receivable consist of the following (in thousands):

	As of March 31,	
	2007	**2008**
Billed fees receivable	$ 25,903	**$ 30,792**
Unbilled fees receivable	34,106	**53,723**
	60,009	**84,515**
Allowance for uncollectible revenue	(2,338)	**(2,977)**
Membership fees receivable, net	$ 57,671	**$ 81,538**

Billed fees receivable represent invoiced membership fees. Unbilled fees receivable primarily represent fees due to be billed to members who have elected to pay on an installment basis.

6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	As of March 31,	
	2007	**2008**
Leasehold improvements	$ 9,436	**$ 11,310**
Furniture, fixtures and equipment	13,262	**14,727**
Software	10,464	**16,189**
	33,162	**42,226**
Accumulated depreciation and amortization	(15,741)	**(19,329)**
Property and equipment, net	$ 17,421	**$ 22,897**

There are no capitalized leases included in property and equipment for the periods presented.

7. INCOME TAXES

The provision for income taxes consists of the following (in thousands):

	Year Ended March 31,		
	2006	2007	**2008**
Current	$ 567	$ 1,111	**$ 1,099**
Deferred	22,299	12,938	**14,913**
Provision for income taxes	$22,866	$14,049	**$16,012**

The provision for income taxes differs from the amount of income taxes determined by applying the applicable income tax statutory rates to income before provision for income taxes as follows:

	Year Ended March 31,		
	2006	2007	**2008**
Statutory U.S. federal income tax rate	35.0%	35.0%	**35.0%**
State income tax, net of U.S. federal income tax benefit	0.0	0.7	**0.7**
Tax-exempt interest income	(1.2)	(1.6)	**(1.1)**
Write-down of deferred tax asset, net, related to a change in Washington, D.C. tax status	13.7	—	**—**
D.C. QHTC income tax credits	(3.7)	(3.4)	**(3.4)**
Other permanent differences, net	3.3	3.2	**2.1**
Effective tax rate	47.1%	33.9%	**33.3%**

Deferred income taxes are provided for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. The tax effect of these temporary differences is presented below (in thousands):

	As of March 31,	
	2007	2008
Deferred income tax assets (liabilities):		
Net operating loss carryforwards	$18,980	**$ 6,314**
Tax credit carryforwards	4,554	**6,362**
Deferred compensation accrued for financial reporting purposes	3,724	**3,634**
Share-based compensation	3,634	**7,526**
Reserve for uncollectible revenue	821	**1,116**
Unrealized losses on available-for-sale securities	625	**—**
Other	490	**497**
Total deferred tax assets	32,828	**25,449**
Capitalized software development costs	(2,149)	**(4,653)**
Deferred incentive compensation and other deferred charges	(1,371)	**(1,245)**
Unrealized gains on available-for-sale securities	—	**(832)**
Depreciation	(656)	**(662)**
Other	(350)	**(185)**
Total deferred tax liabilities	(4,526)	**(7,577)**
Net deferred income tax assets	$28,302	**$17,872**

In estimating future tax consequences, FAS 109 generally considers all expected future events in the determination and evaluation of deferred tax assets and liabilities. The Company believes that its estimated future taxable income will be sufficient for the full realization of its deferred income tax assets. However, FAS 109 does not consider the effect of future changes in existing laws or rates in the determination and evaluation of deferred tax assets and liabilities until the new tax laws or rates are enacted.

The Company adopted the provisions of FIN 48 on April 1, 2007 and there was no difference between the amounts of unrecognized tax benefits recognized in the balance sheet prior to the adoption of FIN 48 and those after the adoption of FIN 48. There were no unrecognized tax benefits at April 1, 2007 and March 31, 2008. The Company will classify interest and penalties on any unrecognized tax benefits as a component of the provision for income taxes. The total amount of interest and penalties recognized in the consolidated statement of income for the years ended March 31, 2008, 2007 and 2006 was not material. With few exceptions, the Company is no longer subject to U.S. federal, state, and local tax examinations for filings in major tax jurisdictions before 2004.

The Company has federal net operating loss carryforwards in the amount of approximately $17.9 million and state net operating loss carryforwards of approximately $32.9 million at March 31, 2008. The net operating losses expire between 2022 and 2025. The Company utilized tax benefits from the exercise of stock options that were recorded in the consolidated statements of stockholders' equity to offset the current tax provision that was recorded in the accompanying consolidated statements of income which reduced the current tax liability for the years ended March 31, 2008, 2007 and 2006.

Washington, D.C. income tax incentives

The Office of Tax and Revenue of the Government of the District of Columbia (the Office of Tax and Revenue) provides regulations that modify the income and franchise tax, sales and use tax, and personal property tax regulations for Qualified High Technology Companies ("QHTC") doing business in the District of Columbia.

In February 2006, the Company received notification from the Office of Tax and Revenue that our certification as a QHTC under the Act had been accepted effective as of January 1, 2004. As a QHTC, the Company's Washington, D.C. statutory income tax rate will be 0.0% through 2008 and 6.0% thereafter, versus 9.975% prior to this qualification. Under the Act, the Company is also eligible for certain Washington, D.C. income tax credits and other benefits. Accordingly, the Company's annual effective income tax rate was 33.4% for fiscal 2006, which excludes a non-cash income tax charge of $6.7 million consisting of a reduction in the value of the Company's deferred tax assets and liabilities to reflect the lower Washington, D.C. income tax rate, offset by the recognition of certain Washington, D.C. income tax credits earned in fiscal 2006 as provided in the Act.

8. COMPREHENSIVE INCOME

Comprehensive income consists of net income plus the net-of-tax impact of unrealized gains and losses on certain investments in debt securities. Comprehensive income for the years ended March 31, 2006, 2007 and 2008 was $24.3 million, $28.9 million and $34.8 million, respectively. The accumulated elements of other comprehensive income, net of tax, included within stockholders' equity on the consolidated balance sheets are comprised solely of net unrealized gains and losses on marketable securities net of applicable income taxes.

9. OPTILINK ACQUISITION

On July 1, 2005, the Company acquired approximately 95% of the outstanding common stock of Quality Team Associates, Inc., an Oregon corporation ("OptiLink"). On August 30, 2005, the Company purchased the remaining 5% of outstanding common stock from the minority shareholders (these transactions are collectively referred to as the "Acquisition"). The Company has included the financial results of OptiLink in its consolidated financial statements beginning July 1, 2005 (the "Acquisition Date"), the date the Company acquired a majority interest. The combined results of operations of OptiLink as though it had been combined as of the beginning of each of the periods presented was not materially different than the Company's reported results of operations, including revenue, net income or cash flows, for the twelve months ended March 31, 2006. The minority interest in the earnings of OptiLink from the period July 1, 2005 to August 30, 2005 was nominal.

OptiLink is engaged in the development, sale and support of patient classification and staffing computer software used in the health care industry. The Company believes that the acquisition of OptiLink is consistent with its long-term strategic direction and allows it to better serve its current and future members.

The Acquisition has been accounted for as a business combination. Assets acquired and liabilities assumed were recorded at their fair values as of July 1, 2005. Acquisition related transaction costs include legal, accounting and other professional fees directly related to the Acquisition. The total purchase price, including amounts the Company paid to retire debt assumed in the Acquisition is comprised of the following (in thousands).

Cash paid to founders	$4,482
Cash paid to minority shareholders	265
Acquisition-related transaction costs	170
Cash paid to repay acquired debt	371
Total	$5,288

Purchase Price Allocation

Under business combination accounting, the total purchase price was allocated to OptiLink's net tangible and identifiable intangible assets based on their estimated fair values as of July 1, 2005. The excess of the purchase price over the net tangible and identifiable intangible assets has been recorded as goodwill. The total purchase price was allocated as set forth below (in thousands).

Cash	$ 191
Accounts receivable	126
Other current assets	17
Fixed assets	85
Identifiable intangible assets	852
Goodwill	5,426
Accounts payable and accrued liabilities	(541)
Deferred revenue	(147)
Long-term debt assumed	(371)
Deferred taxes, net	(350)
Total purchase price	$5,288

Total purchase price included deferred payments of $895,000, which were made in fiscal 2007.

In performing its purchase price allocation, the Company considered, among other factors, its intention for future use of acquired assets, analyses of historical financial performance and estimates of future performance of OptiLink's products. The Company's fair value of identifiable intangible assets was based, in part, on a valuation completed by an independent investment banking firm using an income and replacement cost approach, and estimates and assumptions provided by management. The identified intangible assets consisted of developed technology and customer contracts and have estimated lives of five years. The excess of the purchase price over the fair value of assets acquired and liabilities assumed was recorded as goodwill.

10. GOODWILL AND OTHER INTANGIBLES

Included in the Company's goodwill and other intangibles balances are goodwill and acquired intangibles related to the purchase of OptiLink in fiscal 2006 and internally developed capitalized software for sale. Goodwill is not amortized as it has an estimated infinite life. Goodwill and intangible assets are reviewed for impairment at least annually as of March 31st, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company believes that no such impairment existed as of March 31, 2007 and 2008. Intangible assets with finite lives are amortized on a straight-line basis over their weighted-average five-year estimated useful lives with a weighted-average remaining life of approximately 3.4 years. The gross and net carrying balances and accumulated amortization of other intangibles are as follows (in thousands):

	As of March 31, 2007			As of March 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Internally developed intangible:						
Capitalized software	$ 486	$ (29)	$ 457	$ 977	$(112)	$ 865
Acquired intangibles:						
Developed software	$ 738	$(258)	$ 480	$ 738	$(406)	$ 332
Customer contracts	$ 114	$ (40)	$ 74	$ 114	$ (63)	$ 51
Total other intangibles	$1,338	$(327)	$1,011	$1,829	$(581)	$1,248

Amortization expense for other intangible assets for the fiscal year ending March 31, 2006, 2007 and 2008, recorded in cost of sales on the accompanying consolidated statements of income, was approximately $0, $200,000 and $253,000, respectively. The following approximates the anticipated aggregate amortization expense for each of the following five fiscal years ended March 31, 2009 through 2013: $366,000, $366,000, $238,000, $166,000 and $112,000, respectively.

11. STOCK-BASED COMPENSATION

Equity incentive plans

On November 15, 2005, the Company adopted the 2005 Stock Incentive Plan ("2005 Plan"). The 2005 Plan provides for the award of stock options, stock appreciation rights, restricted stock, restricted stock units and incentive bonuses. Options granted may not have a term exceeding seven years, and typically vest over four years. Equity awards granted pursuant to the 2005 Plan may only be granted to the Company's directors, officers, independent contractors, employees and prospective employees. The aggregate number of shares of the Company's common stock available for issuance under the 2005 Plan may not exceed 1,600,000 shares, plus any remaining shares not issued under the prior plans. As of March 31, 2008, there were 815,771 remaining shares available for issuance under the 2005 Plan.

On November 15, 2006, the Company adopted the 2006 Stock Incentive Plan ("2006 Plan"). The 2006 Plan provides for the award of stock options, stock appreciation rights, restricted stock, restricted stock units and incentive bonuses. Options granted may not have a term exceeding five years, and typically vest over four years. Equity awards granted pursuant to the 2006 Plan may only be granted to the Company's directors, officers, independent contractors, employees and prospective employees. The aggregate number of shares of the Company's common stock available for issuance under the 2006 Plan may not exceed 1,200,000 shares. As of March 31, 2008, there were 1,022,687 remaining shares available for issuance under the 2006 Plan.

The Company issues awards under the 2005 Plan and the 2006 Plan, (the "Plans"), which is administered by the Compensation Committee of our Board of Directors, which has the authority to determine which officers, directors and employees are awarded options or share awards pursuant to the Plans and to determine the terms of the awards. Grants may consist of treasury shares or newly issued shares. Options are rights to purchase common stock of the Company at the fair market value on the date of grant. The exercise price of a stock option or other equity-based award is equal to the closing price of the Company's common stock on the date of grant. The Company generally awards non-qualified options, but the Plans do allow for options to qualify as incentive stock options under Section 422 of the Internal Revenue Code. Stock appreciation rights are equity settled share-based compensation arrangements whereby the number of shares that will ultimately be issued is based upon the appreciation of the Company's common stock and the number of awards granted to an individual. Restricted stock units are equity settled share-based compensation arrangements of a number of shares of the Company's common stock. Holders of options and stock appreciation rights do not participate in dividends, if any, until after the exercise of the award. Restricted stock unit holders do not participate in dividends, if any, nor do they have voting rights until the restrictions lapse.

As of March 31, 2008, a total of 1,838,458 shares were available for issuance under the Plans.

Employee stock purchase plan

The Company sponsors an employee stock purchase plan ("ESPP") for all eligible employees. Under the ESPP, employees authorize payroll deductions from 1% to 15% of their eligible compensation to purchase shares of the Company's common stock. Under the ESPP, shares of the Company's common stock may be purchased at the end of each fiscal quarter at 85% of the closing price of the Company's common stock on the last day of the three month purchase period. A total of 842,000 shares of the Company's common stock are authorized under the ESPP. As of March 31, 2008, a total of 779,984 shares were available for issuance under the ESPP.

Accounting for stock-based compensation

Effective April 1, 2006, the Company adopted FAS 123(R) using the modified prospective transition method, and therefore, has not restated results for prior periods. Under this transition method, share-based compensation expense for the fiscal years ended March 31, 2008 and 2007 include compensation expense for all share-based compensation awards granted prior to, but not vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, ("FAS 123"), adjusted for estimated forfeitures. Share-based compensation expense for all share-based compensation awards granted on or after April 1, 2006 is based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R), adjusted for estimated forfeitures. The Company previously recorded share-based compensation expense in accordance with the provisions of APB 25, which allowed the Company to record share-based compensation expense based on the intrinsic value of the share-based award at the date of grant.

Under the fair value recognition provisions of FAS 123(R), share-based compensation cost is measured at the grant date of the share-based awards based on their fair values, and is recognized on a straight line basis as expense in the consolidated statements of income over the vesting periods of the awards, net of an estimated forfeiture rate. Share-based compensation expense for stock options and restricted stock units is recognized over the service period of the award, which can range from two to four years.

Under the provisions of FAS 123(R), the Company calculates the grant date estimated fair value of stock options using a Black-Scholes valuation model. Determining the estimated fair value of share-based awards is subjective in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares and forfeiture rates of the awards. The Company bases its fair value estimates on assumptions it believes to be reasonable but that are inherently uncertain. Prior to adopting FAS 123(R) on April 1, 2006, the Company recognized forfeitures only as they occurred. FAS 123(R) requires forfeitures to be estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. The fair value of RSUs is determined as the fair market value of the underlying shares on the date of grant.

Pro forma information for the period prior to the adoption of FAS 123(R)

The following information is pro forma information under FAS 123, whereby forfeitures were accounted for as they occurred, for the period prior to April 1, 2006 (in thousands, except per share amounts):

	Year Ended March 31, 2006
Net income, as reported	$25,642
Deduct: Total share-based compensation expense determined under fair value based methods for all awards, net of related tax effects	(7,440)
Pro forma net income	$18,202
Earnings per share:	
Basic—as reported	$ 1.35
Diluted—as reported	$ 1.29
Basic—pro forma	$ 0.96
Diluted—pro forma	$ 0.93

Valuation assumptions and equity-based award activity

As discussed above, determining the estimated fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's shares and forfeiture rates of the awards.

Black-Scholes stock option valuation model

Under the FAS 123(R) and FAS 123 accounting guidance, the Company used the Black-Scholes model to estimate the fair value of our stock option grants. The expected term for our stock options was determined through analysis of our historical data on employee exercises, vesting periods of awards and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury bonds issued with similar life terms to the expected life of the grant. Volatility is calculated based on historical volatility of the daily closing price of our stock continuously compounded with a look back period similar to the terms of the expected life of the grant. We have not declared or paid any cash dividend on our common stock since the closing of our initial public offering and we do not currently anticipate declaring or paying any cash dividends. The timing and amount of future cash dividends, if any, is periodically evaluated by our Board of Directors and would depend upon, among other factors, our earnings, financial condition and cash requirements.

Valuation for restricted stock units

The valuation of restricted stock units is determined as the fair market value of the underlying shares on the date of grant as determined by the closing price of the Company's common stock on the Nasdaq Stock Market ("Nasdaq").

Valuation for employee stock purchase rights

The valuation of employee stock purchase rights for shares of stock purchased under the ESPP is determined as the fair market value of the underlying shares on the date of purchase as determined by the closing price the Company's common stock on the Nasdaq less the purchase price which is 85% of the closing price of the Company's common stock. Since the ESPP enrollment begins on the first day of the quarter and purchase on the last day of the quarter with only eligible employee payroll deductions for the period used to calculate the shares purchased, there is no estimate of grant date fair value or estimated forfeitures since actual compensation expense is recorded in the period on the purchase date. The fair value of employee stock purchase rights is equivalent to 15% discount of the purchase date close price. Prior to the Company's adoption of FAS 123(R) on April 1, 2006, there was no compensation expense recorded and no fair value as ESPP plans with 15% or less of a discount on the purchase price did not result in compensation under FAS 123.

Forfeitures

FAS 123(R) requires forfeitures to be estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. Share-based compensation expense is recognized on a straight-line basis, net of an estimated forfeiture rate, for only those shares expected to vest over the requisite service period of the award, which is generally the option vesting term, which can range from two to four years. In the pro forma information required under FAS 123, for the periods prior to fiscal 2007, the Company accounted for forfeitures as they occurred. When estimating forfeiture rate, the Company considers historical pre-vesting forfeiture rates, historical employee attrition and expected attrition rates to estimate forfeitures. We will adjust our estimate of forfeitures over the vesting period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

The Company calculates the fair value of each stock option award on the date of grant using the Black-Scholes valuation model. The following average key assumptions were used in the model to value stock option grants for each respective period:

	Year Ended March 31,		
	2006	2007	2008
Stock option grants:			
Risk-free interest rate	4.80%	4.70%	**4.20%**
Expected lives in years	5.0	4.2	**3.8**
Expected volatility	25.30%	27.80%	**25.80%**
Dividend yield	0.00%	0.00%	**0.00%**
Weighted-average grant date fair value of options granted	$17.21	$15.85	**$15.28**
Number of shares granted	607,250	370,825	**12,500**

The maximum contractual term of equity awards granted under the 2005 Plan is seven years and is five years under the 2006 Plan. The expected term for our stock options was determined through analysis of our historical data on employee exercises, vesting periods of awards and post-vesting employment termination behavior.

Stock option activity

During the year ended March 31, 2006, 2007 and 2008, the Company granted 607,250, 370,825 and 12,500 stock options with a weighted average exercise price of $51.69, $51.95 and $58.12, respectively. The weighted-average fair value of the stock option grants are in the valuation table above. During the year ended March 31, 2006, 2007 and 2008, participants exercised 328,217, 560,071 and 650,991 options for a total intrinsic value of $11.9 million, $20.0 million and $19.5 million, respectively. Intrinsic value is calculated as the number of shares exercised times the Company's stock price at exercise less the exercise price of the option.

Restricted stock unit activity

During the year ended March 31, 2006, 2007 and 2008, the Company granted 127,600, 137,925, and 3,200 restricted stock units ("RSUs"). The valuation of RSUs is determined as the fair market value of the underlying shares on the date of grant. The weighted-average grant date fair value of RSUs granted for the year ended March 31, 2006, 2007 and 2008 was $55.77, $51.57 and $51.77, respectively. During the year ended March 31, 2006, 2007 and 2008, participants vested 0, 0 and 71,577 RSUs for a total intrinsic value of $0, $0 and $3.8 million, respectively. Of the 71,577 RSUs vested in fiscal 2008, 29,559 shares were withheld to satisfy minimum employee tax withholding. Intrinsic value is calculated as the number of shares vested times the Company's closing stock price at the vesting date.

Employee stock purchase rights activity

The weighted-average fair value of employee stock purchase rights for shares purchased under the ESPP for the year ended March 31, 2007 and 2008 was $7.60 and $8.69, respectively. Prior to the Company's adoption of FAS 123(R) on April 1, 2006, there was no compensation expense recorded and no fair value as ESPP plans with 15% or less of a discount on the purchase price did not result in compensation under FAS 123.

The following table summarizes the changes in common stock options during fiscal 2008 for all of the common stock incentive plans described above.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding, March 31, 2007	3,180,445	$39.03		
Granted	12,500	$58.12		
Exercised	(650,991)	$24.42		
Forfeited	(95,975)	$42.28		
Outstanding, March 31, 2008	**2,445,979**	**$42.17**	**3.84**	**$31,228**
Exercisable	**1,609,799**	**$39.41**	**3.49**	**$24,998**

The aggregate intrinsic value in the table above is the sum of the amounts by which the quoted market price of our common stock exceeded the exercise price of the options at March 31, 2008, for those options for which the quoted market price was in excess of the exercise price. This amount changes over time based on changes in the fair market value of the Company's stock. In fiscal 2008, 965,925 options vested with a total fair value of $13.8 million.

There were 262,525 restricted stock units outstanding as of March 31, 2007. During the fiscal year ended March 31, 2008, 3,200 RSUs were granted, 71,577 RSUs vested and 8,050 RSUs were forfeited. At March 31, 2008, 186,098 RSUs were outstanding. The weighted average fair value of RSUs granted during fiscal year 2008 was $51.77, vesting in four equal annual installments on the one-year anniversary of the grant date.

The following table summarizes the activity under the employee stock purchase plans for the periods presented (in thousands, except per share amounts):

	Year Ended March 31,		
	2006	2007	2008
Shares issued under ESPP	9,674	10,163	8,986
Weighted-average purchase price	$39.95	$43.06	$49.20
Total cash received for ESPP purchases	$ 382	$ 442	$ 447
Weighted-average purchase right fair value	$ —	$ 7.60	$ 8.69
Total compensation expense	$ —	$ 77	$ 78

Compensation expense

We recognized the following stock-based compensation expense in the following statements of income line items for stock options and restricted stock units issued under our stock incentive plans and for shares issued under our employee stock purchase plans according to APB 25 for the year ending March 31, 2006 and according to FAS 123(R) for the years ended March 31, 2007 and 2008 as follows (in thousands except per share amounts):

	Year Ended March 31,		
	2006	2007	2008
Stock-based compensation expense included in:			
Costs and expenses:			
Cost of services	$ 2	$ 4,167	$ 4,558
Member relations and marketing	1	2,753	2,599
General and administrative	2	5,080	5,406
Depreciation	—	—	—
Total costs and expenses	5	12,000	12,563
Income from operations	(5)	(12,000)	(12,563)
Net income	$(3)	$ (7,933)	$ (8,380)

In addition, we recognized approximately $272,000, $355,000 and $501,000 in compensation expense reflecting additional Federal Insurance Corporation Act taxes as a result of the taxable income that employees recognized upon the exercise of non-qualified common stock options in fiscal 2006, 2007 and 2008, respectively.

There are no stock-based compensation costs capitalized as part of the cost of an asset.

Stock-based compensation expense by award type is below (in thousands):

	Year Ended March 31,		
	2006	2007	2008
Stock-based compensation by award type:			
Stock options	$—	$10,155	$ 8,933
Restricted stock units	5	1,768	3,552
Employee stock purchase rights	—	77	78
Total stock-based compensation	$ 5	$12,000	$12,563

As of March 31, 2008, $17.7 million of total unrecognized compensation cost related to stock-based compensation is expected to be recognized over a weighted average period of 1.6 years.

Tax benefits

We also incurred additional compensation deductions for tax reporting purposes, but not for financial reporting purposes, that increased the deferred tax asset to reflect allowable tax deductions. These tax deductions will be realized in the determination of our income tax liability and therefore reduce our future income tax payments. In connection with these transactions, our deferred tax asset increased by approximately $4.1 million, $6.9 million and $5.9 million in fiscal 2006, 2007 and 2008, respectively. Although the provision for income taxes for financial reporting purposes did not change, our actual cash payments will be reduced as the deferred tax asset is utilized. Pursuant to FAS 123(R), the Company has reported the benefits of tax deductions in excess of recognized book compensation expense as a financing cash inflow in the accompanying consolidated statement of cash flows in fiscal 2007 and 2008. Prior to the adoption of FAS 123(R), the Company reported these tax benefits as an operating cash flow. Approximately $6.9 million and $5.9 million of tax benefits associated with the exercise of employee stock options were recorded as cash from financing activities in fiscal 2007 and 2008, respectively. Prior period results have not been restated.

12. COMMITMENTS AND CONTINGENCIES

Operating leases

In October 2003, the Company entered into a new lease for its headquarters space ("Lease") which took effect on June 1, 2004 and has a 15-year term. The terms of the Lease contain provisions for rental escalation and the Company is required to pay its portion of executory costs such as taxes, insurance and operating expenses. We also lease small office spaces in Portland, Oregon and Mountain View, California. The Oregon lease expires in June 2011 and the California lease expires in April 2009. The Company's aggregate future minimum lease payments, excluding rental escalation and executory costs, are as follows (in thousands):

Year Ending March 31,	
2009	$ 4,983
2010	5,918
2011	5,878
2012	5,605
2013	5,478
Thereafter	32,362
Total	$60,224

Rent and executory expense during the years ended March 31, 2006, 2007 and 2008 was approximately $4.5 million, $5.5 million and $6.9 million, respectively.

Credit facility

In November 2006, we entered into a $20 million revolving credit facility with a commercial bank that can be used for working capital, share repurchases or other general corporate purposes. Borrowings on the credit facility, if any, will be collateralized by certain of our marketable securities and will bear interest at an amount based on the published LIBOR rate. We are also required to maintain an interest coverage ratio for each of our fiscal years of not less than three to one. The credit facility renews automatically each year until 2011, and can be increased at the request of the Company by up to an additional $10 million per year up to $50 million in the aggregate. There have been no borrowings under the credit facility.

Benefit plan

The Company sponsors a defined contribution 401(k) plan ("the Plan") for all employees who have reached the age of twenty-one. The Company provides contributions equal to 50% of an employee's contribution up to a maximum of 4% of base salary. Contributions to the Plan for the years ended March 31, 2006, 2007 and 2008 were approximately $786,000, $894,000 and $1.1 million, respectively.

Litigation

From time to time, the Company is subject to ordinary routine litigation incidental to its normal business operations. The Company is currently not a party to, and its property is not subject to, any material legal proceedings.

13. SUBSEQUENT EVENTS.

On April 18, 2008, the Company entered into a definitive agreement to acquire all of the issued and outstanding capital stock of Crimson Software, Inc. ("Crimson"). The acquisition was consummated on May 12, 2008, effective May 1, 2008. Under the terms of the agreement, the Company paid approximately $19 million in cash and issued approximately 103,000 shares of our common stock, valued at approximately $4.7 million, to the Crimson stockholders. The shares will be held in escrow until December 31, 2009 to satisfy any post-closing indemnification obligations of the Crimson stockholders. Up to $3.4 million of additional cash payments will become due and payable if certain financial thresholds are met over the period ending March 31, 2010. These additional payments, if deemed probable, will be estimated by management and the purchase price could be adjusted if actual payments exceed estimates upon completion of the evaluation periods.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

Unaudited summarized financial data by quarter for the years ended March 31, 2007 and 2008 is as follows (in thousands, except per share amounts):

	Fiscal 2007 Quarter Ended			
	June 30	September 30	December 31	March 31
Revenue	$44,205	$46,727	$48,611	$50,300
Income from operations	8,113	9,111	8,215	9,186
Income before provision for income taxes	9,831	10,852	9,901	10,860
Net income	$ 6,499	$ 7,173	$ 6,545	$ 7,178
Earnings per share:				
Basic	$ 0.34	$ 0.38	$ 0.35	$ 0.39
Diluted	$ 0.33	$ 0.37	$ 0.34	$ 0.38

	Fiscal 2008 Quarter Ended			
	June 30	**September 30**	**December 31**	**March 31**
Revenue	**$51,104**	**$54,029**	**$55,912**	**$57,926**
Income from operations	**9,084**	**11,243**	**10,234**	**11,371**
Income before provision for income taxes	**10,621**	**12,797**	**11,863**	**12,793**
Net income	**$ 7,081**	**$ 8,536**	**$ 7,912**	**$ 8,533**
Earnings per share:				
Basic	**$ 0.39**	**$ 0.47**	**$ 0.44**	**$ 0.48**
Diluted	**$ 0.38**	**$ 0.45**	**$ 0.42**	**$ 0.47**

Report of Management's Assessment of Internal Control Over Financial Reporting

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the consolidated financial statements.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the reliable preparation and presentation of the consolidated financial statements in accordance with generally accepted accounting principles, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Ethics for Employees, Code of Business Conduct and Ethics for Members of the Board of Directors and Code of Ethics for Finance Team Members. These codes set the tone of our organization and include factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management and the independent registered public accounting firm to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent registered public accounting firm reports to the Audit Committee and accordingly has full and free access to the Audit Committee at any time.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of March 31, 2008 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of March 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting, which is included herein.

Frank J. Williams
Chairman of the Board of Directors and Chief Executive Officer
May 30, 2008

Michael T. Kirschbaum
Chief Financial Officer
May 30, 2008

Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF THE ADVISORY BOARD COMPANY AND SUBSIDIARIES:

We have audited The Advisory Board Company's internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Advisory Board Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Advisory Board Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Advisory Board Company and subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 2008, and our report dated May 30, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
May 30, 2008

Stock Performance Graph

The graph below compares the cumulative total stockholder return on our common stock from the date of our initial public offering through March 31, 2008, with the cumulative total return on the Russell 2000 Index, the Nasdaq Composite Index, and the S&P 500 Index for the same period. The graph assumes that $100 was invested in our common stock and in each of the other indexes on November 12, 2001, and that any dividends were reinvested. The comparisons in the graph below are based on historical data (with our common stock prices based on the closing price on the date of the initial public offering and thereafter) and are not intended to forecast the possible future performance of our common stock.

Comparison of the Cumulative Total Return Among The Advisory Board Company, the Russell 2000 Index, the Nasdaq Composite Index, and the S&P 500 Index

Comparison of Seven-Year Cumulative Total Return, Assumes Initial Investment of $100



$250
$200
$150
$100
$50
$0
11.12.2001
3.31.2002
3.31.2003
3.31.2004
3.31.2005
3.31.2006
3.31.2007
3.31.2008
The Advisory Board Company
Russell 2000 Index
S&P 500 Index
Nasdaq Composite Index

	The Advisory Board Company	S&P 500 Index	Nasdaq Composite Index	Russell 2000 Index
November 12, 2001	$100	$100	$100	$100
March 31, 2002	$117	$100	$101	$114
March 31, 2003	$125	$75	$73	$83
March 31, 2004	$131	$102	$110	$137
March 31, 2005	$157	$109	$111	$144
March 31, 2006	$200	$121	$131	$181
March 31, 2007	$181	$136	$136	$192
March 31, 2008	$197	$132	$128	$183

END